SILVERCREST MINES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2011

Dated April 25, 2012

FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward-looking statements” within the meaning of application Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
  risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
  risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and
  risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.	GENERAL

1.1	Date of Information

All information in this Annual Information Form is as of April 25, 2012 unless otherwise indicated and the information contained herein is current as of such date, unless otherwise stated.

1.2	Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.28 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3	Technical Abbreviations

Ag	silver
Au	gold
aver.	average
cm	centimetres
g	grams
g Ag/t	grams of silver per tonne
g Au Eq/t	grams of gold equivalent per tonne
g au/t	grams of gold per tonne
gpt	grams per tonne
ha	hectares
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
km	kilometres
NSR	net smelter return
m	metres
opt	ounces per ton
oz	ounce(s)
RC	reverse circulation
t	tonne
tr	trench
>	greater than

1.4	Currency

All dollar ($) amounts stated in this Annual Information Form refer to Canadian dollars ($ or Cdn.$) unless United States dollars (US$) are indicated. On April 25, 2012, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn.$0.9848 (Cdn.$1.00 = US$1.0154). On December 30, 2011, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn.$1.0170 (Cdn.$1.00 = US$0.9833)

1.5	Notice Regarding Mineral Reserve and Resource Estimates

In this Annual Information Form, the definitions of probable mineral reserves, and indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended November 14, 2004 and November 27, 2010.

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

1.6	Purpose

This Annual Information Form is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators and is hereby filed with the British Columbia, Alberta, Saskatchewan, Manitoba and Ontario Securities Commissions and the TSX Venture Exchange (the “TSX-V”).

1.7	Qualified Persons

N. Eric Fier, CPG, P. Eng, is a “qualified person” within the meaning of NI 43-101, and he has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Operating Officer of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the various technical reports incorporated by reference in this Annual Information Form. See “Interests of Experts - Names of Experts”.

2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The head office of SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

The Company was incorporated on May 22, 1973 under the laws of Ontario as “Equitable Mines Limited” and changed its name to “Magic Foods Inc.” on July 24, 1985. The Company was continued on May 15, 1998 under the laws of British Columbia as “Lucre Ventures Ltd.” with an authorized capital of common shares without par value, which authorized capital was increased to 100,000,000 common shares without par value on February 22, 1999. The name of the Company was changed to “Strathclair Ventures Ltd.” on September 5, 2001 and to “SilverCrest Mines Inc.” on May 23, 2003.

On November 24, 2004, the Company was transitioned under the Business Corporations Act (British Columbia) and on September 7, 2005, the Company replaced its Articles and amended its Notice of Articles to provide for, among other things, an authorized capital consisting of an unlimited number of common shares without par value. On June 26, 2008, the Company altered its authorized capital by adding a class of an unlimited number of preferred shares without par value.

2.2	Inter-corporate Relationships

Unless the context otherwise requires, all references herein to the “Company” or “SilverCrest” include SilverCrest Mines Inc. and its subsidiaries. The following chart illustrates the inter-corporate relationships of the Company and its principal subsidiaries and their jurisdictions of incorporation, together with the ownership of its principal assets.

SilverCrest Mines Inc.
(TSX-V)
(British Columbia)
100%
SVL Minerals Ltd.
(British Columbia)
NorCrest Silver Inc.
(Canada)
100%
100%
SilverCrest de Mexico S.A. de C.V.
(Mexico)
Nusantara de Mexico S.A. de C.V.
(Mexico)
Minera Metapan S.A. de C.V.
(El Salvador)
Minera Atlas S.A. de C.V.
(El Salvador)
La Joya Property
(100%) **
Santa Elena Project
(100%)
Cruz de Mayo Project
(100%) *
Silver Angel Project
(100%)
El Zapote Project
(100%)

*the El Gueriguito concession, which covers a portion of the known mineral resource at the Cruz de May Project, is subject to an option agreement

**the La Joya Property is comprised of 14 mineral concessions of which 10 are subject to option agreements

3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Overview

Since 2003, the Company has been engaged in the acquisition, exploration and development of mineral properties in Mexico and Central America with the long term goal of becoming a senior precious metals producer and explorer, with an emphasis on silver.

The Company’s principal focus is the development and operation of the Santa Elena Project, which property is comprised of seven mineral concessions totalling 2,726.54 hectares, portions of which include the producing Santa Elena gold and silver mine located northeast of Hermosillo, Sonora State, Mexico. The Company is also focussed on exploring and developing its La Joya Property located in Durango, Mexico, which contains a recently discovered polymetallic deposit.

In 2005, the Company (through its indirect wholly owned subsidiary, Nusantara de Mexico S.A. de C.V. (“Nusantara”)) entered into an option agreement dated as of December 8, 2005 (the “Santa Elena Option Agreement”) with certain vendors to acquire five of the seven concessions comprising the Santa Elena Project. Pursuant to the Santa Elena Option Agreement, the Company was granted the right to acquire a 100% interest in the five concessions by making staged option payments totalling US$3,000,000 over a period of 5 years and by making a final US$1,000,000 payment conditional upon receipt of a feasibility study and all operating and environmental permits relating to the project. The last three option payments were payable, at the Company’s option, either wholly in cash or up to 50% of each payment in the common shares of the Company at the average price per share for the previous ten trading days. By June 2009, option payments totalling US$1,900,000 were paid in cash by the Company under the Santa Elena Option Agreement. In 2009, the Company elected to exercise its option and complete the acquisition of the five concessions by making a final payment of US$2,100,000 comprised of US$1,575,000 in cash and the issuance of 1,216,968 common shares of the Company at an issue price of $0.47 per share.

The Company holds title to the sixth and seventh concession (Santa Elena 7 and Santa Elena 3. SW) comprising a part of the Santa Elena Project through Nusantara.

In 2008 a pre-feasibility study on the Santa Elena Project was prepared by Scott Wilson Roscoe Postle Associates Inc. (“RPA”). In October 2010 the Company completed the construction of an open pit heap leach mine on the Santa Elena Project (the “Santa Elena Mine”), with first dore poured on September 9, 2010.

The Company’s other mineral properties include the Cruz de Mayo Project (Mexico), the La Joya Property (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

The La Joya Property is comprised of 14 mineral concessions with a total area of approximately 8,379.6 hectares. The Company has an option to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633.5 hectares located approximately 75 kilometres southeast of the city of Durango, Mexico. The remaining 4 contiguous mineral concessions comprising the La Joya Property encompass a total of approximately 6,746.1 hectares and were staked directly by the Company’s wholly-owned subsidiary, SilverCrest de Mexico S.A. de C.V., between April and November, 2011.

In respect of the 7 La Joya West concessions (encompassing 521.8 hectares), the Company may exercise its option to acquire these concessions by making staged payments totalling US$2.68 million over a three year period commencing June 2010 (of which US$180,000 has been paid). The last payment in the amount of US$2,500,000 is due in June 2013, and may be settled by a combination of cash and shares (50% in such ratio of cash to shares as may be determined by the Company in its sole discretion; and as to the remaining 50% in such ratio of cash to shares as may be negotiated by the parties). The cash equivalent of the common shares of the Company issuable pursuant to the last option payment shall be based on the volume weighted average trading price of the common shares for the ten trading days ending seven business days immediately prior to the payment date. In order to maintain the option, the Company is required to incur US$200,000 on exploration costs annually. If the Company exercises its option to acquire the La Joya West concessions, it will grant the original vendors a 2% net smelter return royalty (NSR), and the Company shall have the right to purchase one-half (50%) of the NSR by paying a combination of cash and common shares in such ratio to be negotiated by the parties at the time.

In respect of the 3 La Joya East concessions (encompassing 1,111.6 hectares), the Company may exercise its option to acquire these concessions by making staged payments totalling US$1.5 million over a three year period commencing January 2011 (of which US$95,000 has been paid). The last payment in the amount of US$1,175,000 is due in January 2014, and may be settled by a combination of cash and shares in such ratio of cash to shares as may be determined by the Company in its sole discretion. The cash equivalent of the common shares of the Company issuable pursuant to the last option payment shall be based on the volume weighted average trading price of the common shares for the ten trading days ending seven business days immediately prior to the payment date. Of the total option payments, US$750,000 shall be deemed to be an advanced royalty payment made on account of the NSR to be granted to the vendors. There are no work commitments on the La Joya East concessions. If the Company exercises its option to acquire the La Joya East concessions, it will grant the original vendors a 2% NSR, and the Company shall have the right to purchase one-half (50%) of the NSR by paying a combination of cash and common shares in such ratio to be negotiated by the parties at the time.

The Cruz de Mayo Project consists of two mineral concessions (known as the Cruz de Mayo 2 concession and the El Gueriguito concession) comprising a total of 452 hectares located approximately 150 kilometres northeast of the state capital city of Hermosillo, Sonora, Mexico.

The Company holds a 100% interest in the Cruz de Mayo 2 concession (which encompasses 434 hectares) and an option to acquire a 100% interest in the El Gueriguito concession for US$1,000,000 (“Purchase Price”), which is payable in staged payments (a total of US$65,000 is payable by November 2011 (paid); and US$50,000 is payable each anniversary date thereafter until the Purchase Price is fully paid). There are no applicable work commitments in respect of the El Gueriguito concession. The El Gueriguito concession is subject to a 2.5% net smelter return (NSR) royalty in favour of the vendor to a maximum of US$1,000,000. If commercial production commences, all payments on account of the NSR shall be contributed towards the Purchase Price and the NSR shall terminate upon full payment of the Purchase Price.

The Silver Angel Project consists of two mineral concessions encompassing a total of 3,251 hectares located in the northern Sierra Madre Range in Sonora, Mexico. The Company holds a 100% interest in these concessions, which were acquired by concession applications.

A mineral concession in Mexico does not confer any ownership of surface rights. The Santa Elena, La Joya, Cruz de Mayo and Silver Angel Projects are located on private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. The Santa Elena Project concessions are located on community or co-op land and surface access and exploration and exploitation rights have been granted under the terms of a twenty year lease with the Community of Banamichi in Sonora, Mexico.

The El Zapote Project is comprised of two mineral concessions (the El Caliche and San Juan Exploration Concessions) located in the Department of Santa Ana in northern El Salvador, Central America. The Company holds a 100% interest in the El Zapote Project subject to a royalty of US$0.20 per ounce of silver and silver equivalents that may be produced from the concessions. The royalty will escalate to US$0.30, US$0.45 and US$0.60 per ounce of silver and silver equivalents if the price of silver reaches US$10, US$15 and US$20 per ounce, respectively.

3.2	Most Recent Three-Year Operational History

Santa Elena Project

In 2009, the Company’s primary focus was on completing the acquisition of five of the seven concessions comprising the Santa Elena Project, preparing for construction of the Santa Elena Mine (based on a 2008 pre- feasibility study) and finalizing financing for the mine construction.

In early 2009, the Company completed an updated resource estimate to include the results of 51 additional drill holes on the Santa Elena Project, and an updated technical report dated February 15, 2009 prepared by the Company’s Chief Operating Officer was filed on SEDAR in March 2009.

In August 2009, the Company contracted Sonoran Resources Ltd. of Somerton, Arizona to construct the Santa Elena Mine under an engineering, procurement and construction management (EPCM) services contract.

In August 2009, the Company completed 11 shallow reverse circulation drill holes in the Phase I open pit of the Santa Elena Project.

During the last half of 2009, the Company had completed pre-construction work on the Santa Elena Mine which included water tank construction, main access road rehabilitation, earthworks for office and warehouse placement, development of an aggregate source, building access to powder magazines, plus clearing and earthworks of the crusher area. By the end of 2009, the Company had completed the construction of a 3 stage Cedar Rapids crusher system and a Merrill Crowe processing plant to be used in connection with the Santa Elena Mine.

In October 2009, the Company completed the acquisition of 100% of the remaining five concessions comprising the majority of the Santa Elena Project by paying US$1,575,000 in cash and issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share.

At the end of December 31, 2009, approximately 40% of the Santa Elena Mine construction was completed. During that year, the Company incurred deferred development costs of $1,786,603 and made acquisition and option payments in the amount equal to $2,943,035 in respect of the Santa Elena Project. Most of the expenses incurred on Santa Elena during the 2009 year consisted of technical and consulting fees ($845,901), salaries ($506,490), professional fees ($144,304) and operations ($133,287).

In May 2010, construction of the leach pad on the Santa Elena Project was completed, and loading of ore onto the leach pad commenced in June 2010. The approximately 71,500 square-metre leach pad will accommodate the first 3 years of ore production.

The Santa Elena Mine had its first pour of silver and gold on September 9, 2010 and completed the first shipment of dore in early October 2010.

By the end of September 2010, major construction of the Santa Elena Mine was complete, with all earthworks and major concrete foundations for production facilities, all barren, pregnant and emergency ponds for the various solutions, the Merrill Crowe recovery plant and all power generators installed or completed. The Company also completed testing of the 3-stage crusher.

As at December 31, 2010, the heap leach pad held an estimated 336,500 tonnes of ore containing approximately 6,800 ounces of gold and 370,000 ounces of silver that were under leach. Approximately 2,140 ounces of gold and 54,900 ounces of silver were produced as dore, with a significant amount of gold and silver still in solution for processing and recovery.

In 2010, the Company engaged a number of independent consultants to examine the preliminary economics of expanding the production at Santa Elena by phasing in the construction of a conventional mill facility, supplementing the ore from the Santa Elena open pit with the development of Santa Elena underground resources, re-treating the leach pad material to recover the residual gold and silver, and assessing the viability of an open pit operation at the Cruz de Mayo satellite deposit (collectively, the “Expansion Project”).

In late 2010, the Company commenced an exploration program of several previously identified targets, including the Santa Elena Norte deposit, located approximately 1 kilometre north of the current operations.

During the year ended December 31, 2010, the Company incurred net deferred development costs of approximately $6 million on Santa Elena which consisted of pre-commercial production costs ($6,077,257), technical consulting and services ($978,328) and professional fees ($91,058). The Company capitalized amortization of $800,475 and recovered $1,959,467 from settlement of the first two dore shipments.

In 2011, an initial drill program of 25 holes totalling approximately 2,900 metres was completed on the Santa Elena Norte target, located approximately 1 km north of the Santa Elena Mine. A series of shallow holes identified low grade quartz veining approximately 500 metres long by 5 to 22 metres wide by 100 metres in depth. Four deeper drill holes encountered the target but did not intercept significant mineralization. To date, drilling has not defined the extent of mineralization and the Santa Elena Norte deposit remains open in most direction.

In May, 2011, the Company received an amended preliminary economic assessment dated effective April 1, 2011 (the “Preliminary Assessment Report”) prepared by EBA Engineering Consultants Ltd., a Tetra Tech Company (“EBA”), Allard Engineering Services LLC (“Allard Engineering”) and C. Stewart Wallis, P.Geo (“Wallis”), with the assistance of Wardrop Engineering Inc. (“Wardrop”). The Preliminary Assessment Report provided a preliminary assessment of the Expansion Project (the “Preliminary Assessment”) and also disclosed updated mineral resources and reserves for the Santa Elena Project and the mineral resources for the Cruz de Mayo Project.

The Expansion Project contemplates the installation of a conventional CCD processing facility at the Santa Elena Mine, with throughput capacity of 3,000 tonnes per day utilizing mill feed from the Santa Elena open pit. The Expansion Project also encompasses the mining of underground material from current Santa Elena resources, the re-treatment of the leach pad spent ore (which retains significant silver ounces due to the overall low recovery of silver from the heap leaching process) and the processing of the nearby Cruz de Mayo deposit at the Cruz de Mayo project site as a heap leach operation with the potential to ship high-grade silver ore to the proposed Santa Elena processing facility. Cost sharing between the Cruz de Mayo and Santa Elena Projects was considered in the economic analysis and the final dore product from Cruz de Mayo heap leach production would be further refined using the Santa Elena facilities.

The Expansion Project contemplates expanding production at the Santa Elena Mine to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold (approximately 3.8 million ounces of silver equivalent or 68,000 ounces of gold equivalent) over a 10-year mine life. The estimated life of mine cash cost is US$9.70 per ounce of silver equivalent (based on an Au:Ag ratio of 55:1).

For further details regarding the Preliminary Assessment, the Expansion Project and the updated resource and reserve estimates in respect of the Santa Elena Project and the resource estimates in respect of the Cruz de Mayo Project, see “Mineral Projects - Santa Elena and Cruz de Mayo Projects– Sonora, Mexico”.

Commercial production at the Santa Elena Mine was declared on July 13, 2011, with the second quarter of 2011 being the first period reported as commercial. During 2011, the Santa Elena Mine produced 377,071 ounces of silver and 26,969 ounces of gold. The first full year of commercial production will be 2012.

In 2011, revenues reported from the Santa Elena Mine amounted to US$41,870,124. Costs of sales for the year amounted to US$9,526,888, and cash operating costs for the 2011 year were at or below the Santa Elena Life of Mine budget projections of US$8 per ounce silver equivalent. After deducting depreciation, depletion and accretion totalling US$3,386,674, mine operating earnings for the year were US$28,956,562. After deductions for loss on derivative instruments of $11,497,957,other items of $6,653,186, taxes of $1,349,000 and exchange loss on translation to US Dollar of US$1,022,390 , comprehensive earnings for the 2011 year were US$8,434,029 or US$0.11 per share.

In 2011, the Company completed four geotechnical drill holes at the Santa Elena Mine to help establish geotechnical and hydrological parameters for the proposed decline and subsequent underground mine development of the Expansion Project. The portal site for the decline and the initial underground contractor for the underground work, consisting of approximately 2,350 metres of main ramp and exploration drifting, were selected. The decline commenced in January 2012, and will be used to access the Main (Mineralized) Zone for further delineation drilling, development and future production, as well as access the unexplored portions of the Main Zone for the potential expansion of resources. When completed, the decline will allow development and initial production from the deposit that lies below the ultimate open pit limits. The foregoing work is being completed to facilitate a pre-feasibility study for the Expansion Project which includes construction of a conventional CCD mill. The Company plans to complete the pre-feasibility study in 2012. The pre-feasibility work includes further drilling, metallurgy, mine scheduling and design, and updated operating and capital costs for economic analysis.

Cruz de Mayo Project

No work was carried out at the Cruz de Mayo Project during the years ended December 31, 2009 and December 31, 2010. For the year ended December 31, 2009, the Company paid $1,549 in concession taxes in respect of the mineral concessions on the Cruz de Mayo Project and recorded $77,385 as an asset retirement obligation. For the year ended December 31, 2010, the Company expended $3,602 in respect of the mineral concessions on the Cruz de Mayo Project and made the first option payment of US$20,000 on the El Gueriguito concession.

In May 2011, the Company received the Preliminary Assessment Report which, among other things, assessed the viability of an open pit operation at the Cruz de Mayo Project as part of the Expansion Project. For further details, see “Mineral Projects – Santa Elena and Cruz de Mayo Projects – Sonora, Mexico”.

In August 2011, the Company commenced a drilling program at the Cruz de Mayo Project to reclassify and expand current NI 43-101 mineral resources. The 58 core and RVC hole drilling program at the Cruz de Mayo Project was completed in February, 2012. The results will be utilized to upgrade the current mineral resource estimate and to prepare a preliminary feasibility study as part of the Expansion Project.

During the year ended December 31, 2011, the Company incurred US$45,000 on acquisition costs by making the 2nd and 3rd option payments on the El Gueriguito concession and US$389,351 on deferred exploration costs on the Cruz De Mayo Project. Most of the expenses incurred on this property during the year consisted of exploration and general (US$225,882), drilling (US$97,321) and salaries (US$45,988).

La Joya Property

In June and November 2010, the Company entered into option agreements with local vendors to acquire a 100% interest in the mineral concessions comprising the La Joya Property. For further information, see “Overview”.

In September and October 2010, the Company collected 118 surface channel samples from exposed outcrops on the La Joya Property. All sample analyses were completed by Inspectorate Exploration & Mining Services Ltd. (“Inspectorate”) in Durango, Mexico and Richmond, BC. The assay results were based on standard fire AA finish and ICP analyses by Inspectorate, a certified laboratory.

In 2011, the Company completed a Phase I drill program and commenced a Phase II drill program on the La Joya Property.

Phase I consisted of a 27 hole drill program (totalling 5,753 metres) conducted to test approximately one kilometre of the exposed two and a half kilometre strike length of the mineralized system that includes the vertical structures, mantos and contact mineralization.

In November 2011, the Company announced the identification of a large, near-surface bulk tonnage target along the Main Mineralized Trend (“MMT” or the “Trend”) from data compilation of the Phase I drilling program and a newly received historic database. The compilation involved data and/or drill core review of 51 historic holes (14,786 metres) and 27 SilverCrest drill holes (5,753 metres) totalling 20,539 metres of drilling in 77 holes on the property. Verification or validation work completed by EBA included review of 22 historic holes, the Company’s own drill information, geologic mapping, sampling, geochemistry, and historic airborne and ground geophysics. All 27 SilverCrest drill holes and the validated 27 of 56 historic drill holes intersected polymetallic mineralization that includes silver (Ag), copper (Cu), gold (Au), lead (Pb), zinc (Zn), tungsten (W) and molybdenum (Mo). For further information, see the Company’s news release dated November 14, 2011. Validation continues on the remaining historic holes.

Based on the interpretation of the Phase I data, the Company commenced the Phase II program in November 2011. The Phase II program consists of approximately 60 core holes (10,000 metres) and 20 reverse circulation drill holes (5,000 metres) for a planned total of an estimated 15,000 metres. This phase of drilling is expected to be completed by mid-2012. One of the objectives of the program is to fully test the extent of the MMT which is estimated to be 2.5 kilometres long and approximately 300 - 500 metres wide. Also, three separate target areas, El Coloradito, Esperanza and Santo Nino will be drilled to test additional mineralization previously identified by historic work.

The Phase I drilling also identified a new “Contact Zone” style of mineralization. Hole LJ11-19 is considered the discovery hole of the Contact Zone and intersected 51.4 metres of 102.9 grams per tonne (gpt) silver equivalent (Ag equivalent is based on 100% metallurgical recovery and price ratios of 82:1- Cu:Ag and :50:1-Ag:Au. The new zone was confirmed with results from the final 6 drill holes of the Phase 1 drill program. For further details, see the Company’s news release dated October 17, 2011.

The Company has also collected 43 surface channel samples (SA11- 138 to 180) from exposed outcrops within the southern portion of the MMT in preparation for Phase II drilling.

During the year ended December 31, 2011, the Company incurred US$160,000 in acquisition costs and US$2,023,950 in exploration costs on the La Joya Property. Most of the expenses incurred on this property during the year consisted of exploration and general (US$691,260), drilling (US$891,620) and technical services and consulting (US$314,025).

In January 2012, the Company announced an initial resource estimate for the La Joya Property consisting of Inferred mineral resources of 57.9 million tonnes grading 28 gpt silver, 0.18 gpt gold, and 0.21% copper. These initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of silver equivalent) and 270.3 million pounds of copper (33.9 million ounces of silver equivalent) for a total of 101.9 million ounces silver equivalent (Ag Eq) using a cutoff grade of 15 gpt Ag Eq. An independent NI 43-101 technical report in respect of the La Joya Property resource estimates was filed on February 21, 2012. For further details, see “Mineral Projects – La Joya Property– Durango, Mexico”.

The initial resource estimates at La Joya are considered by SilverCrest to cover only a portion of the overall potential within the Phase I area and the Trend. The Trend, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres.

The Company continues to validate the results of 56 historic core holes drilled on the La Joya Property between 1979 and 2003 by previous operators. The historic holes included 37 holes on the MMT, 6 holes on the adjacent Coloradito target and 4 and 1 on each of the Santo Nino and Esperanza targets respectively, and 8 holes outside of the target areas. Coloradito could possibly be the next discovery at La Joya and serves to re-emphasize the growing potential of the property. The Coloradito area shows potential for a large bulk tonnage Molybdenum (Mo), Tungsten (W), Silver (Ag) and Gold (Au) system with Cu-Pb-Zn credits. The Coloradito target is one of three targets adjacent to the Trend. For further details, see the Company’s news release dated February 16, 2012.

Financing

In May 2009, the Company entered into a definitive gold purchase agreement dated as of May 14, 2009 (the “Gold Purchase Agreement”) with Nusantara, Sandstorm Resources Ltd. (“Sandstorm”), Sandstorm Resources (Barbados) Ltd. (“Sandstorm Barbados”), pursuant to which Sandstorm Barbados agreed to purchase an amount equal to 20% of the payable gold produced (the “Payable Gold”) over the life of mine of the Santa Elena Project for an upfront deposit of US$12 million in cash (the “Upfront Deposit”) and 3,500,000 common shares of Sandstorm, plus ongoing per ounce payments equal to the lesser of (a) US$350 (subject to an increase equal to 1% per annum commencing on the third anniversary of the date that the Santa Elena Project begins commercial production), and (b) the then prevailing market price per ounce of gold. The Upfront Deposit was used by the Company to finance a portion of the costs of construction and development of the Santa Elena Mine.

Pursuant to the Gold Purchase Agreement, in the event that the Company completes a positive technical report on an underground portion of the Santa Elena Project (the “Santa Elena Underground Mine”), and the Company has received board approval for the development of the Santa Elena Underground Mine, the Company will provide Sandstorm Barbados with 30 days’ written notice (the “Notice Period”) of its intent to develop the Santa Elena Underground Mine. Sandstorm Barbados will have the right, upon providing notice to the Company during the Notice Period, to continue to purchase 20% of the payable gold from the Santa Elena Underground Mine for an additional upfront deposit that is equal to 20% of the upfront capital expenditures made by the Company, adjusted pro rata for the gold to gold equivalent ratio of silver (including actual drilling and other costs incurred up to the beginning of the Notice Period that were required to determine the economic viability of the Santa Elena Underground Mine) (subject to adjustment in the event that such upfront capital expenditures made by the Company are overestimated by a minimum of 20%).

To the extent that Sandstorm Barbados has already purchased a minimum of 50,000 ounces of Payable Gold under the Gold Purchase Agreement, and purchases payable gold produced from the Santa Elena Underground Mine, Sandstorm Barbados will make ongoing per ounce payments equal to the lesser of (a) US$450 (subject to an increase equal to 1% per annum commencing on the third anniversary of the date that the Santa Elena Underground Mine begins commercial production), and (b) the then prevailing market price per ounce of gold.

Sandstorm will not be required to contribute to any additional capital or exploration expenditures in respect of the mining operations of the Santa Elena Open Pit –Heap Leach Project.

The Company has granted to Sandstorm Barbados a subordinated security interest over all of its interests in, and assets in respect of, the Santa Elena Project in order to secure the obligations of the Company under the Gold Purchase Agreement.

On November 27, 2009, Sandstorm advanced the Upfront Deposit of US$12 million to the Company and issued the 3,500,000 common shares of Sandstorm to the Company. In connection with the Gold Purchase Agreement, the Company paid a 5% finder’s fee in the amount of US$600,000.

In June 2009, the Company accepted a letter of offer from Macquarie Bank Limited (“Macquarie”) pursuant to which Macquarie agreed to provide the Company with a $3 million bridge finance facility (the “Bridge Finance Facility”) to partially fund the cost of acquiring a 100% interest in the Santa Elena Project. The letter of offer relating to the Bridge Finance Facility was subsequently superseded and replaced by an amended and restated credit agreement dated June 9, 2009, which also replaced and superseded the credit agreement dated July 3, 2008 between the Company and Macquarie relating to a 2008 finance facility (the “2008 Finance Facility”). The Bridge Finance Facility bore interest at the Canadian dollar LIBOR rate plus 7.5% per annum, and the principal amount with accrued interest was repayable in full by the earlier of (i) the date on which the first drawdown of the Project Loan (as described below) takes place; (ii) the occurrence of any alternative financing arrangement entered into by the Company; or (iii) December 9, 2009. The full amount of the Bridge Finance Facility was drawn down by the Company on June 15, 2009.

In consideration for the provision of the Bridge Finance Facility, Nusantara granted to Macquarie a “European” gold call option for 5,000 ounces of gold at a strike price at US$1,000 per ounce, which option expires on June 13, 2012. The Company subsequently settled the gold call option with Macquarie for $3,020,609 in cash in December 2011.

In June 2009, the Company also completed a public offering (the “2009 Public Offering”) by issuing a total of 12,650,000 units at a price of $0.50 for gross proceeds of $6,325,000. Each unit sold under the 2009 Public Offering was comprised of one common share of the Company and one-half of one common share purchase warrant with each whole common share purchase warrant entitling the holder thereof to purchase one common share of the Company at an exercise rice of $0.65 until December 25, 2010, subject to an earlier expiry date under applicable circumstances. The agents in connection with the 2009 Public Offering were paid a cash commission of $379,500 and received non-transferable common share purchase warrants of the Company entitling them to acquire an aggregate of 759,000 common shares of the Company at an exercise price of $0.65 per common share until December 25, 2010.

In June 2009, the Company accepted a letter of offer from Macquarie pursuant to which Macquarie agreed to provide the Company with a US$12.5 million project loan facility (the “Project Loan”) and associated hedging facility (the “Hedging Facility”). The proceeds from the Project Loan were to be used to partially fund the construction of the Santa Elena Mine. The letter of offer relating to the Project Loan was later superseded and replaced by a definitive agreement dated for reference November 24, 2009 among the Company, Nusantara, NorCrest Silver Inc. (the Company’s wholly-owned Canadian subsidiary) and Macquarie (the “Project Loan Agreement”).

In connection with the Project Loan, the Company implemented the Hedging Facility with Macquarie providing for forward contracts for a total of 55,000 ounces of gold from gold production at a price of US$926.50 per ounce of gold over a three-year period (since amended to a three-and-one-half year period) commencing from December 2010 and ending June 2014. All hedging was carried out through Macquarie and executed under non-margin facilities on agreed market terms.

The Project Loan bore interest at the United States dollar LIBOR rate plus (i) 6.0% per annum before repayment of 50% of the amounts drawn under the Project Loan; and (ii) 5.5% per annum thereafter on the balance drawn under the Project Loan. The Project Loan was fully secured and repayable on or before September 30, 2013, with provision for prepayment at the Company’s option.

In consideration for the provision of the Project Loan, the Company paid to Macquarie a loan facility fee and issued 5,000,000 common share purchase warrants of the Company (“Warrants”), each Warrant exercisable to purchase one common share of the Company at a price of $0.90 per share and expiring on November 24, 2012. In addition, Macquarie agreed to return to the Company for cancellation a total of 3,216,782 common share purchase warrants of the Company that Macquarie previously acquired in connection with the 2008 Finance Facility and a private placement of the Company.

The Company drew down the US$12.5 million under the Project Loan in several tranches during 2009 and 2010. From the initial drawdown, the Company repaid Macquarie all amounts previously drawn down pursuant to the 2008 Finance Facility and the Bridge Finance Facility, as well as various transaction costs associated with the Project Loan. In 2011, the Company retired the Project Loan facility by repaying the outstanding principal of the Project Loan together with interest of US$826,574. The loan repayment was funded entirely with cash flow from operations and was repaid 21 months ahead of schedule.

During the 2009 financial year, 67,500 previously outstanding warrants of the Company were exercised for cash proceeds to the Company of $43,875.

In April 2010, the Company sold the 3,500,000 common shares of Sandstorm for gross proceeds of $2,625,000 and realized a net gain of $630,000 on the sale of these shares.

During the 2010 financial year, 7,016,500 previously outstanding warrants of the Company were exercised for cash proceeds to the Company of $4,560,725 and 427,500 previously granted stock options were exercised for cash proceeds to the Company of $287,313.

In May 2011, the Company completed a public offering of 18,750,000 common shares of the Company at a price of $1.60 per share for gross proceeds of $30,000,000 (the “2011 Public Offering”), with Canaccord Genuity Corp. and Jennings Capital Inc., acting as co-lead underwriters. The underwriters received a cash commission of $1,800,000 and 1,125,000 non-transferable compensation warrants, each compensation warrant entitling the holder thereof to purchase one common share of the Company at a price of $1.60 until May 19, 2013.

During the 2011 financial year, 562,500 previously outstanding warrants of the Company were exercised for cash proceeds to the Company of $900,000 and 943,750 previously granted stock options were exercised for cash proceeds to the Company of $682,000.

In March 2012, Macquarie exercised 2,500,000 common share purchase warrants at $0.90 per share for gross proceeds to the Company of $2,250,000.

3.3	Significant Acquisitions

There were no significant acquisitions completed by the Company during the financial year ended December 31, 2011.

4.	DESCRIPTION OF BUSINESS

4.1	General

The Company is a Mexican precious metals producer with a significant silver and gold asset base with headquarters based in Vancouver, British Columbia. The Company’s flagship property is the 100% owned Santa Elena Mine, which is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold deposit. The Company’s ongoing initiative is to increase its production and asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver mines throughout North America.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting. The Company has a number of executive officers and employees with extensive experience in mining, geology, exploration and development in Mexico and other parts of North, Central and South America and generally, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in Central America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See “Risk Factors—Competitive Conditions”.

Environmental Protection

The Company’s operations are presently primarily focussed in Mexico and are subject to national and local laws and regulation in respect of the construction, operating standards for the mine and, once mine closure occurs, the eventual abandonment and restoration costs for the site.

Each operation is subject to an asset retirement obligation review at year end, which assesses the abandonment and restoration cost for the operation at that point in time, and any changes are reflected in the balance sheet and could flow through the earnings statement.

The Company’s asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects. The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations, as at December 31, 2011, is estimated to be US$4,302,946. The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated future expenditures as at December 31, 2011 has been estimated to be US$3,025,742. In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.7%, a discount rate of 5.75% and projected mine life of 8 years. In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

Foreign Operations

The Company’s activities are currently focused on the Santa Elena Project located in Sonora, Mexico which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. As a developing economy, operating in Mexico has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2011 the Company and its subsidiaries had an aggregate of approximately 220 full-time employees or dependent contractors. All management functions of the Company are performed by the directors or executive officers of the Company, either directly or through their consulting companies.

Community, Environmental and Corporate Safety Policies

The Company has a corporate policy framework to ensure that its activities follow the Company’s values with the long term goal of gaining community support for its operations. The Company’s corporate performance is based on integrity, openness, and respect for employees, the communities in the areas of its operations, and supporting institutions. The Company’s goal is to establish positive relationships with local communities situate in its area of operations from the outset, with continuing communication as a project advances. During fiscal 2010, the Company helped to establish a local non-profit organization for social programs called Impulso Koria and donated a complete ambulance to the Banamichi community in Sonora State, Mexico. During fiscal 2011, the Company donated US$25,000 to Impulso Koria primarily to fund construction of a roof structure for the local elementary school. To date in fiscal 2012, the Company has donated US$50,000 to Impulso Koria to be used for specific community projects.

4.2	Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Precious and Base Metal Price Fluctuations

The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate, affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities it uses in its business.

Foreign Exchange Rate Fluctuations

Operations in Mexico, El Salvador and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Central American currencies. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on the Company’s business.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical and feasibility reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of another commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Santa Elena Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

In connection with the Project Loan, the Company (through its subsidiary, Nusantara) implemented the Hedging Facility with Macquarie providing for forward contracts for a total of 55,000 ounces of gold from gold production at a price of US$926.50 per ounce of gold over a three-year period commencing December 2010. The Hedging Facility was designed to provide protection against the fluctuations in the price of gold. If the Company fails to meet its obligations in terms of product quantity or timing of supply, the Company faces a risk that it will have to purchase the physical gold shortfall on-market to meet its obligations under the forward contracts. This could have a material adverse effect upon the Company’s financial performance and results of operations, especially if the price of gold has increased.

Replacement of Reserves and Resources

The Santa Elena Mine is the Company’s only current source of production. The current life-of-mine plan provides for a defined production life for mining at the Santa Elena Mine. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at the Santa Elena Mine or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Foreign Operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. With the exception of the Company’s Santa Elena, Cruz de Mayo and Silver Angel Projects located in Mexico, none of the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed and accordingly, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding

The Company mineral concessions in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain funding through cash flow from operations, joint venturing of projects, debt financing or equity financing or other means. Failure to obtain adequate funding on a timely basis could cause the Company to forfeit certain of its interests in mineral properties or reduce its operations.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President, Chief Financial Officer, Chief Operating Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. Failure of the Company to attract, hire and retain qualified personnel and the departure of any of its key executives could impair the efficiency of its operations and could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

General Economic Conditions

The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and the Company’s overall liquidity;
  the volatility of gold and silver prices affects the Company’s revenues, profits and cash flow;
  volatile energy prices, commodity and consumables prices and currency exchange rates affect the Company’s production costs; and
  the devaluation and volatility of global stock markets affects the valuation of the Company’s equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Passive Foreign Investment Company Consequences

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for its prior tax year and based on current business plans and financial expectations, the Company does not expect to be a PFIC for its current tax year. However, the determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty. The Company makes no assurances that it will not be considered a PFIC in the current or future tax years. In addition, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC during the period in which a U.S. shareholder holds shares of the Company, any gain recognized on the sale of such shares and any “excess distributions” (as specifically defined in the Code) paid on such shares must be rateably allocated to each day in such U.S. shareholder’s holding period for the shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. shareholder’s holding period for the shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. shareholder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Each U.S. shareholder should consult its own tax advisor regarding the PFIC status of the Company and the PFIC rules.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential dilution of present and prospective shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or securities convertible into common shares. The Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends

No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

4.3	Mineral Projects

The Company currently has mineral property interests in Mexico and El Salvador. The Company considers the Santa Elena Project and the La Joya Property to be the two properties material to it within the meaning of NI 43-101.

4.3.1	Santa Elena and Cruz de Mayo Projects- Sonora, Mexico

The following “Executive Summary” and “Technical Summary” on the Santa Elena and Cruz de Mayo Projects are extracted from the Preliminary Assessment Report dated effective April 1, 2011 as amended May 11, 2011 titled “NI 43-101 Technical Report - Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” prepared by John Chow, AusIMM formerly of EBA, P. James Barr, P.Geo. of EBA, Geoff Allard, P.E. of Allard Engineering Services LLC and C. Stewart Wallis, P.Geo. with the assistance of Wardrop Engineering Inc. The Preliminary Assessment Report, which contains detailed disclosure on the Santa Elena and Cruz de Mayo Projects, is incorporated in its entirety into this Annual Information Form by reference. A copy of the Preliminary Assessment Report was filed on May 12, 2011 and may be accessed on SEDAR (www.sedar.com). under the Company’s profile.

For recent facts and circumstances applicable to the Santa Elena and Cruz de Mayo Projects arising since the Preliminary Assessment Report, please refer to the below section titled, “Update to the Technical Summary of Preliminary Assessment Report”.

Each author of the Preliminary Assessment Report is a qualified person as defined under NI 43-101 and each of them is independent of the Company within the meaning of section 1.5 of NI 43-101.

Executive Summary

EBA Engineering Consultants of Vancouver BC (a Tetra Tech Company, “EBA”), Allard Engineering Services LLC of Tucson, AZ (“Allard”), C. Stewart Wallis, P.Geo (“Wallis”) and Wardrop Engineering Inc. of Vancouver BC (a Tetra Tech Company, “Wardrop”) were commissioned by SilverCrest to prepare an independent National Instrument 43-101 (NI 43-101) compliant technical report on the Santa Elena and Cruz de Mayo Expansion Project (“Expansion Project”) to a Preliminary Assessment (“PA”) level, encompassing an underground and open pit expansion operation at Santa Elena, and an open pit operation at the Cruz de Mayo satellite deposit. The Expansion Project is located in the state of Sonora, Mexico. In addition, a SilverCrest update to the Santa Elena mineral resources and reserves is presented which conforms to NI 43-101, 43-101 CP and current CIM definitions for mineral resources and reserves. The effective date of the Preliminary Assessment Report is April 1, 2011.

The Expansion Project contemplates the installation of a conventional Milling-Agitation Leach-CCD-Merrill Crowe facility (the “Mill”) processing facility at the Santa Elena Mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility. Cost sharing between Cruz de Mayo and Santa Elena is considered in the economic analysis and the final dore product from the Cruz de Mayo heap leach production would be completed using the Santa Elena facilities.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in the Preliminary Assessment Report are conceptual in nature and there is no assurance that economic recovery of estimated resources will be achieved. Generally, the accuracy of the Preliminary Assessment estimation is in the order of plus or minus 30%. The Phase I open pit heap leach has been successfully constructed, and is in the commissioning stage of operations.

Summary of Expansion Project PA

  Metal prices for the base case are US$18 per ounce of silver and US$1,000 per ounce of gold. The gold to silver ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Expansion Project considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent. This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent per year.

  Metallurgical recoveries for Cruz de Mayo used within the Preliminary Assessment Report are conceptual in nature and are based upon recoveries reported by the Company for the Santa Elena operation. These values are considered appropriate based upon similarities between Santa Elena and Cruz de Mayo geology; however, there is some risk in this approach as there has not been any recovery test work completed to date specifically for the Cruz de Mayo property.

  Initial capital costs are US$84 million of which US$47 million is for a new processing facility.

  Estimated cash operating costs of US$9.70 per ounce of silver equivalent produces an average annual net pre-tax cash flow of US$17 million using base case metal prices and US$62 million per year at current metal prices (Table 1).

  At a 5% discount rate, the project has a base case Net Present Value of US$131 million and US$491 million at current metal prices.

Capital & Operating Costs for Expansion Project

  Initial capital costs are estimated at US$84.1 million, including a 25% contingency. Sustaining capital costs are estimated at US$26.4 million, including an average contingency of 22% over the 10 year mine life.

  Initial major capital costs (US$) consist of $47 million for the mill and related facilities; $10.5 million for underground development and setup; $5.9 million for development of the Cruz de Mayo deposit; $5.3 million for tailings facility and $16.8 million in contingency.

Base case cash operating costs are approximately US$9.70 per ounce of silver equivalent. Gold to silver conversion is based on an Au:Ag ratio of 55:1 using base case metal prices and combined heap leach and conventional mill overall metallurgical recoveries of 87.2% gold and 68.9% silver.

Project Economics and Metal Price Sensitivities for Expansion Project

Table 1 EXPANSION PROJECT ECONOMICS & METAL PRICE SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

Project economics and sensitivities reflect the use of US$926.5 per ounce of gold for 55,000 delivered ounces under the Company’s price protection program and US$350 per ounce for 20% of the gold ounces produced from the open pit for delivery under the Sandstorm gold stream agreement. Base case metal prices of US$18 per ounce for silver and US$1,000 per ounce of gold for life of mine were used for calculation of cut-off grades for mineral reserve and resource estimation. SilverCrest has also completed project sensitivity analyses using variations of capital and operating costs as well as metal recoveries. These analyses indicate that the project is less sensitive to capital and operating cost than to metal recoveries, grade and metal pricing.

The study has taken a focused effort over several months to complete and has involved the combined team efforts of independent qualified persons, professionals and consulting companies that included SilverCrest (mineral resources, reserves, production capital and operating costs), EBA (environmental, mining engineering, and economics), Allard (metallurgy and process design), C. Stewart Wallis, P.Geo. (Cruz de Mayo mineral resource) and Wardrop (processing engineering and design). Further work on resource delineation, geotechnical, hydrogeology, metallurgy and costing is suggested as part of a recommended pre-feasibility study to be completed over the next 9 to 12 months including constructing an underground exploration decline at Santa Elena.

Mineral Resources and Reserves

The following mineral resources estimate is copy of the statement from the Mineral Resource and Reserve Update for the Santa Elena Project as presented in the February 15, 2009 technical report. These revisions are effective as of January 2011 and use higher metal prices and lower cut-off grades (Table 2). The Santa Elena mineral resources have been adjusted to reflect 2010 open pit production.

Table 2 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER MINERAL RESOURCES (JANUARY 2011)
Santa Elena & Cruz De Mayo Resources	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for mineral resources and reserves. All numbers are rounded. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
* based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 g/t gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit indicated resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production.
** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

The Santa Elena mineral resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the mineable, diluted reserves and underground resources for PA purposes using base case metal prices. The resulting Santa Elena resources and mineable, diluted reserves adjusted for 2010 production are shown below along with Cruz de Mayo resources (Table 3).

Table 3 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER RESOURCES AND RESERVES
Santa Elena Open Pit Reserves	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Probable*	4,794,790	1.81	75.9	278,560	11,711,000
Santa Elena Underground Resources**
Indicated	991,100	1.83	109.1	58,330	3,476,960
Inferred	1,879,000	1.53	86.9	92,470	5,250,190
Cruz De Mayo Resources***
Indicated	1,141,000	0.06	64.2	2,300	2,353,400
Inferred	6,065,000	0.07	66.5	13,300	12,967,100
Totals
Total Probable	4,794,790	1.81	75.9	278,560	11,711,000
Total Indicated	2,132,100	0.88	85.0	60,630	5,830,360
Total Inferred	7,944,000	0.41	71.3	105,770	18,217,290

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for mineral resources and reserves. All numbers are rounded. Mineral reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 g/t gold equivalent with applied metallurgical recoveries. Excludes 2010 production. For mineral reserves, an 8% dilution at 0.1 g/t gold and 10 g/t silver was applied. Mineable recovery was set at 95%. These factors are based on production experience gained in 2010 for open pit operations.
** based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 g/t gold equivalent with applied metallurgical recoveries.
*** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

For mineral reserves, an 8% dilution at 0.1 g/t gold and 10 g/t silver was applied. Mineable recovery was set at 95%. These factors are based on production experience gained in 2010 for open pit operations.

Variances from previously stated Santa Elena mineral resources and reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the probable reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold and silver for Santa Elena. Most of this decrease is in the deeper portions of the deposit and is attributed to widely spaced drill intercepts in the mineralized zone. This resulted in lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of indicated mineral resources to reserves and the difference in the cut-off grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cut-off grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo deposits.

Based on the revised mineral reserves as of January 2011 and 2010 production depletion of these reserves. Table 4 presents the new Life of Mine Schedule for the currently producing Santa Elena open pit heap leach (Phase I) including 2010 production. The projected Life of Mine recovery for the Santa Elena heap leach has been provided by Santa Elena operating personnel and has not been independently verified. The projected recoveries would appear to be typical of a heap leach operated as at Santa Elena.

Table 4 SANTA ELENA REVISED LIFE OF MINE SCHEDULE
	Yr	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	0.00	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	0.00	73.44
Tonnes	t	355,880	882,611	949,186	918,830	792,211	940,230	311,719	0	5,150,667
Waste Tonnes	t	642,579	3,980,058	4,434,180	6,572,894	7,509,504	5,340,607	902,455	0	29,382,277
Total Tonnes	t	998,459	4,862,669	5,383,365	7,491,724	8,301,715	6,280,837	1,214,173	0	34,532,943
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold Recovery	%	32%	51%	65%	56%	68%	59%	122%*	0%	63%
Silver Recovery	%	12%	34%	34%	29%	38%	36%	79%	0%	40%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536

Notes:
* Recovery is above 100% due to the nature of a heap leach process recovering metal from previous years.

Select sensitivity analysis on the Phase I open pit heap leach based on the revised life of mine schedule is shown in Table 5 and includes 2010 production.

Table 5 SANTA ELENA OPEN PIT HEAP LEACH SELECT SENSITIVITIES
Case	Gold Price	Silver Price	Pre-Tax Net Cash Flow	Pre- Tax NPV @ 5% Discount
	US$	US$	US$ M	US$ M
Low	800	12.00	52.3	40.2
Base	1,000	18.00	98.7	78.5
Current Prices	1,450	38.00	234.5	190.2
High	1,600	50.00	305.4	248.5

The revised economics on the Phase I open pit heap leach and the Expansion Project are positive and the following recommendations have been made by the qualified persons to upgrade the Expansion Project PA to a pre-feasibility level:

Santa Elena Underground Geology and Engineering

  Complete engineering design on underground decline.

  Construct exploration decline to gather additional geological information which will improve the classification of the resource, geotechnical and metallurgical understanding, hydrology and operating conditions.

  Complete additional resource definition and mine design work to establish final mine size, throughput and life

  Further integration of Santa Elena open pit in regards to scheduling, recoveries and site layout.

  Initial tenders for underground development work.

  Detailed design of an underground ventilation system.

Santa Elena Mine Infrastructure

  Move PA location of the proposed mill for a significant cost savings.

  Obtain pre-feasibility level costing for equipment once a final flowsheet is developed.

  Identify a source of earth building material including soils, gravel and rock.

  Ensure that there is no community or environmental restrictions for any of the infrastructure.

Santa Elena Power

  Prepare a detailed power study trade-off to compare capital costs, operating costs and reliability between generators and line power. Line power could potentially be supplied from the nearby town of Ures, Cumpas or Cucurupe.

Santa Elena and Cruz de Mayo Metallurgical

  Metallurgical testing is required for both Santa Elena underground and Cruz de Mayo to determine actual recoveries. Testing is also required to determine the applicability and sizing of the unit operations selected for the process.

Cruz de Mayo Resources

  Recommend that further investigation into the concentration and control of gold mineralization at the Cruz de Mayo deposit be part of the Expansion Project. The existing resource model should be updated with additional, closer spaced drilling designed to delineate zones of higher grade gold mineralization.

Cruz de Mayo Geology and Engineering

  A geotechnical program be designed and implemented to provide information on the structures defining maximum slope angles for the pit. This program should include oriented core drilling, with subsequent geotechnical core logging, surface mapping of the area focusing on rock outcrops, and lab testing of rock to determine rock strengths, tensile strengths and friction angles.

  Rock characterization of the different rock types associated with the deposit should be conducted in order to determine the potential for acid generation and metal leaching.

  Exploration drilling should be conducted to upgrade the confidence of part of the indicated resources into the measured category, upgrade part of the inferred resources into the indicated category and establish new inferred resources. Drilling should also be conducted to better delineate the resources along strike and at depth.

  Gold mineralization should be better understood and defined within the resources.

  Condemnation drilling should be carried out to ensure plans for waste dumps or infrastructure are not going to prevent future operations from expanding.

  An update to the block model should be done to reflect changes caused by the new exploration drilling. The block model should also be updated to include rock type which will allow for NAG and PAG differentiation within the model.

  An investigation should be conducted to determine if pre-concentration after crushing would be able to lower the amount of ore that needs to be transported to Santa Elena thereby lowering transportation costs.

  Detailed review and sourcing of capital costs should be conducted during pre-feasibility as there may be opportunity for significant savings.

  Multi-pass, detailed pit design should be employed during pre-feasibility to ensure ore recovery is at a maximum while excess waste is minimized.

Cruz de Mayo Haulage

If the resource at Cruz de Mayo expands significantly and/or metal prices continue to be strong, the following are recommendations for identifying the potential for hauling high grade material to the mill plant at Santa Elena.

  Send road construction contract out for initial tender.

  Send haulage contract out for initial tender.

  Identify a source of dump trucks.

  Ensure that there is no community or environmental restrictions for the preferred route.

Economics and Recommended Budget

  Capital costs will need to be sourced on items not sourced in the Preliminary Assessment.

  Operating costs will need to be estimated to a higher accuracy for pre-feasibility. Particular attention should be paid to the expected use of consumables.

The results of the economic model for the Expansion Project show that this project has good potential even under the conditions of a conservative base case scenario. The Qualified Persons for the Preliminary Assessment Report recommend that SilverCrest move to the next stage of the engineering process by completing field programs and a pre-feasibility study on the Expansion Project.

A budget of approximately US$6 million dollars is recommended to complete all necessary exploration field programs, construct an underground exploration decline and complete an independent pre-feasibility study.

Technical Summary

Property Descriptions and Locations

The Santa Elena mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo near the intersection of 30º 01' north latitude and 110º 09' west longitude. Banámichi is the closest town and is about 7 kilometres west of the property. The property was mined historically in a small surface open-cut and in four levels of underground workings.

As of January 2011, site construction for the Santa Elena open pit is complete and production from the open pit heap leach (Phase 1) started with the first pour of metal & ore on September 9, 2010. The Santa Elena and Cruz de Mayo Expansion Project includes both the open pit and underground with a proposed 2,500 tpd to 3,500 tpd processing facility.

The Cruz de Mayo property is located in Sonora, Mexico, approximately 170 kilometres northeast of the state capital city of Hermosillo near the intersection of 30º 12' north latitude and 110º 50' west longitude. Cumpas is the closest town, about 12 kilometres east of the property. The property was mined historically from underground workings. To date, SilverCrest has limited their activities on this site to exploration.

Ownership

The Santa Elena property consists of six contiguous concessions with a total nominal area of approximately 3,160 hectares. The concessions are registered with Mexico Mines Registry in Hermosillo and Mexico City in the name of Nusantara de México, S.A. de C.V. (Nusantara), a wholly owned subsidiary of SilverCrest. Under an option agreement dated December 8, 2005, Nusantara has purchased the property for the total cost of US$4 million and has a 100% interest in the Project.

The Cruz de Mayo property consists of two contiguous concessions with a total nominal area of approximately 452 hectares. The concessions are registered with Mexico Mines Registry in Hermosillo and Mexico City in the name of Nusantara de Mexico, S.A de C.V. (Nusantara), and Minera Looker, S.A. de C.V (Minera Looker). The Cruz de Mayo 2 concession was purchased in 2005 for approximately $10,000 and no further obligations apply.

Pursuant to an agreement dated November 19, 2010 with Minera Looker, the Company has an option to acquire a 100% interest in the El Gueriguito concession for US$1,000,000, which is payable in staged payments (US$65,000 is payable by November 19, 2011 (of which US$20,000 has been paid); and US$50,000 is payable each anniversary date thereafter until the purchase price is fully paid). There are no applicable work commitments in respect of the El Gueriguito concession. The El Gueriguito concession is subject to a 2.5% net smelter return (NSR) royalty in favour of Minera Looker to a maximum of US$1,000,000. If commercial production commences, all payments on account of the NSR shall be contributed towards the purchase price and the NSR shall terminate upon full payment of the purchase price.

All concessions were ground surveyed by a registered land surveyor at the time of staking.

Geology and Mineralization

The properties are located in the Basin and Range Province, which is part of the Sonora Desert subprovince. The region is near the Proterozoic rifted continental margin of the North American plate, which was the site of deposition of a thick sequence of shallow marine shelf carbonate and siliclastic rocks. Subduction of the Farallon Plate beneath the North American Plate during Jurassic time resulted in continental volcanism. In late Jurassic time, a northwest-trending rift basin formed which was the site of sedimentation and felsic and intermediate volcanism.

Locally, the primary rock types are early Tertiary andesite and rhyolite flows which exhibit propylitic to silicic alteration. The main mineralized zone is a cross-cutting structure trending approximately east-west and dipping about 45° to the south. Alteration is widespread and pervasive with significant silicification, kaolinization and chloritization. Gangue minerals consist of quartz, calcite, chlorite and fluorite.

The Santa Elena deposit is considered to be high calcium, low-sulfidation type with replacements, stockworks and hydrothermal breccias similar to other high level low-sulfidation deposits found in Mexico, Chile and Nevada and Arizona in the United States.

The Cruz de Mayo main mineralized zone consists of quartz veining, quartz veinlets and stockwork, banded quartz, and vuggy quartz associated with northwest trending structures cross-cutting the volcanic units, with rhyolite the preferred host. This fractured zone is approximately 2.5 kilometres in length with a width of 200 metres. The deposit occurs as a series of quartz veins and stockworks typical of volcanic dome low-sulphidation deposits found in the Sierra Madres and elsewhere in the world, such as Silver Standard Resources Pitarrilla deposit in Durango, Mexico. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes.

Exploration

SilverCrest started exploration in 2006 on the Santa Elena property soon after its acquisition. Exploration methods include surface trenching and sampling, underground channel sampling, diamond drilling and reverse circulation drilling. A total of approximately 23,000 metres have been drilled in 136 holes with intersections in the mineralized zone. The drilling is predominately diamond drilling.

SilverCrest has sampled the available Santa Elena underground workings in channels parallel to the workings or over the back of the workings.

The Santa Elena drill, surface and underground samples were prepared and analyzed by ALS Chemex at its laboratories in Hermosillo, Mexico, and Vancouver, Canada. Gold was analyzed by fire assay with atomic absorption finish and silver was analyzed by induced couple plasma. SilverCrest has generated a limited amount of laboratory quality assurance/quality control data.

The Cruz de Mayo property has been dormant since the early 1990’s. Underground channel sampling was completed by Minera Looker in the early 1990’s and minor surface sampling was completed in June 2006. SilverCrest completed a core drill program in early 2005 consisting of three holes totalling 379.4 metres and a subsequent program in 2006 consisting of 20 core holes totalling 1,812.9 metres. In the spring of 2007, SilverCrest completed an RC drilling program consisting of 24 holes totalling 2,828 metres and in 2008, 10 holes totalling approximately 2,000 metres were completed. The 2008 holes are not included in the resource estimate.

Resource Estimation

The Santa Elena open pit mineral resource was re-estimated in January 2011 by SilverCrest in conjunction with Gemcom Software International Inc. using ordinary kriging within an updated wireframe using new channel chip samples from the old underground workings and a laser void survey. Classification was based on the search distance and the minimum number of drill holes required for estimation. Indicated mineral resources were estimated with a search distance of 80 metres along the strike and 50 metres down-dip and required a minimum of two drill holes. Inferred mineral resources were estimated with limiting search radius within the constructed mineral shape and using a minimum of these drill holes. A pit optimization and corresponding pit design was generated using a gold price of US$970 and a silver price US$14.75 and then subsequently reviewed using US$1,000 gold and US$18 silver prices with little change. The ore material was given a metallurgical classification of oxide, fresh or deep fresh.

The following mineral resources estimate is a revised statement of the previous mineral reserves and resources for Santa Elena and Cruz de Mayo as presented in the February 15, 2009 Technical Report (Table 6). These revisions are effective as of January 2011 and use higher metal prices and lower cut-off grades. The Santa Elena total mineral resources have been adjusted to reflect 2010 open pit production.

Table 6 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER TOTAL MINERAL RESOURCES
Santa Elena & Cruz De Mayo Resources	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400
Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Notes:
Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded.
* based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 g/t gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit Indicated Resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production. Uses capped grades of 12 g/t Au and 300 g/t Ag.
** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

The Santa Elena resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the mineable, diluted reserves and underground resources for PA purposes using base case metal prices. The resulting Santa Elena resources and mineable, diluted reserves adjusted for 2010 production are shown in Table 7 along with Cruz de Mayo resources.

Table 7 SANTA ELENA & CRUZ DE MAYO GOLD AND SILVER RESOURCES AND RESERVES (JANUARY 2011)
Santa Elena Open Pit Reserves	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	t	g/t	g/t	troy oz	troy oz
Probable*	4,794,790	1.81	75.9	278,560	11,711,000
Santa Elena Underground Resources**
Indicated	991,100	1.83	109.1	58,330	3,476,960
Inferred	1,879,000	1.53	86.9	92,470	5,250,190
Cruz De Mayo Resources***
Indicated	1,141,000	0.06	64.2	2,300	2,353,400
Inferred	6,065,000	0.07	66.5	13,300	12,967,100
Totals
Total Probable	4,794,790	1.81	75.9	278,560	11,711,000
Total Indicated	2,132,100	0.88	85.0	60,630	5,830,360
Total Inferred	7,944,000	0.41	71.3	105,770	18,217,290

Notes:
Conforms to NI 43-101, 43-101CP and current CIM definitions for mineral resources and reserves. All numbers are rounded. Mineral reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded
* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 g/t gold equivalent with applied metallurgical recoveries. Uses capped grades of 12 g/t Au and 300 g/t Ag.
** based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 g/t gold equivalent with applied metallurgical recoveries. Uses capped grades of 12 g/t Au and 300 g/t Ag.
*** based on a silver cut-off grade of 30 g/t. This is presented in the 2007 Fier and Wallis Technical Report.

Variances from previously stated Santa Elena mineral resources and reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the probable reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold and silver for Santa Elena (refer to the Preliminary Assessment Report Mineral Resources and Reserves section for details). Most of this decrease is in the deeper portions of the deposit and is attributed to widely spaced drill intercepts in the mineralized zone. This resulted in lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of indicated mineral resources to reserves and the difference in the cut-off grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cut-off grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo deposits.

Santa Elena Open Pit Development and Operations

Current mining at the Santa Elena property uses open pit mining methods and is currently ramping up production to full mine capacity.

Pit optimization, pit design and production scheduling indicate a moderately high stripping ratio operation which benefits from low mining costs, short ore and waste haul distances, high heap leach gold equivalent grade, low precipitation environment, competent ground conditions and available local workforce that all combine to give favourable economics over the expected 6.5 year mine life of the Phase I heap leach operations plan.

Mining operations at Santa Elena are carried out by third-party mine contractors Maquinaria y Construcciones Nuñez Fontes S. de R.L. de C.V (Nuñez) under the direction of Santa Elena operations and mine planning staff. Mining requires careful excavation techniques in and around historical underground workings, edge of mineralization and current working topography.

The project production as of December 31 2010 is presented in Table 8.

Table 8 TOTAL SANTA ELENA OPEN PIT PRODUCTION TO DATE (2010 PRODUCTION)
Classification	Oxidation	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
		t	g/t	g/t	troy oz	troy oz
Actual	Oxide	355,880	0.58	39.35	6,600	450,250
	Fresh	n/a	n/a	n/a	n/a	n/a
	Deep Fresh	n/a	n/a	n/a	n/a	n/a
	Total	355,880	0.58	39.35	6,600	450,250

Notes:
Cut-off grade of 0.38 g/t , all numbers are rounded.
Au eq. using US$970/oz Au, US$14.75/oz Ag, and recoveries of 67% Au, 34% Ag.
As of December 31st 2010.

Santa Elena Open Pit Heap Leach Production Schedule

A pit optimization was performed along with a corresponding pit design in January 2011 using a gold price of US$970 and silver price of US$14.75. The ore material was given metallurgical classifications as oxide, fresh or deep fresh. Table 9 illustrates the phased mine production schedule for the Santa Elena open pit mine (Phase I). The projected Life of Mine recovery for the Santa Elena heap leach has been provided by Santa Elena operating personnel and has not been independently verified. The projected recoveries would appear to be typical of a heap leach operated as at Santa Elena.

Table 9 PHASE I MINE PRODUCTION SCHEDULE FOR SANTA ELENA OPEN PIT MINE
	Year	2010	2011	2012	2013	2014	2015	2016	2017	Total
Gold Grade	g/t	0.58	1.84	1.59	2.21	1.74	1.73	1.58	0.00	1.72
Silver Grade	g/t	39.35	44.15	45.95	88.06	85.18	98.39	130.74	0.00	73.44
Tonnes	t	355,880	882,611	949,186	918,830	792,211	940,230	311,719	0	5,150,667
Waste Tonnes	t	642,579	3,980,058	4,434,180	6,572,894	7,509,504	5,340,607	902,455	0	29,382,277
Total Tonnes	t	998,459	4,862,669	5,383,365	7,491,724	8,301,715	6,280,837	1,214,173	0	34,532,943
In-Situ Ounces
Gold Ounces	oz	6,602	52,140	48,548	65,385	44,305	52,368	15,819	0	285,167
Silver Ounces	oz	450,256	1,252,865	1,402,398	2,601,447	2,169,672	2,974,269	1,310,319	0	12,161,227
Recoveries
Gold Recovery	%	32%	51%	65%	56%	68%	59%	122%*	0%	63%
Silver Recovery	%	12%	34%	34%	29%	38%	36%	79%	0%	40%
Recoverable
Gold Ounces	oz	2,140	26,361	31,761	36,479	29,926	30,864	19,352	2,089	178,971
Silver Ounces	oz	54,886	429,289	478,079	756,551	832,424	1,065,720	1,034,930	153,656	4,805,536

Note:
* Recovery above 100% is based on minimal mining of in-situ ounces for part of the year verses more produced ounces due to inventory of metals remaining on the leach pad recovered in the year.

Expansion Project Schedule

The Expansion Project consists of the Santa Elena open pit (Phase I expanded), Santa Elena underground (Phase II), Cruz de Mayo open pit heap leach (Phase III) and re-treatment of heap leach spent ore from Phase I (Phase IV).

The combined operations will run for 10 years mining until 2021. The Santa Elena open pit is as described above with the variation that ore material being sent to the proposed Santa Elena mill from year 2013. Ore that is processed by the heap leach before 2013 will be retreated through the mill at the end of mining.

A total of 8.4 million tonnes of ore is mined at a grade of 1.55 g/t gold and 81.8 g/t silver. An additional 1.79 million tonnes of heap leach ore is processed at the end of mining. The combined production of the three projects is shown in below in Table 10.

The conceptual Santa Elena underground operations will utilise a combination of long hole stoping and mechanised cut-and-fill mining methods. A total of 2.8 million tonnes of ore with a grade of 1.51 g/t gold and 88.6 g/t silver will be mined over 6 years. Mining will start in 2014 and finish in 2019. Starting in 2011, a 1,216 m exploration decline will be constructed.

The conceptual Cruz de Mayo open pit will be a traditional load and haul operation mining 795 kt of ore at grades of 0.10 g/t gold, 93.5 g/t silver and a strip ratio of 1.78. A total of 2.2 million tonnes will be mined over a three year mine life starting in 2013 and finishing in 2015.

Table 10 EXPANSION PROJECT PRODUCTION SCHEDULE
Item		Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Ore mined	kt	8,370	883	949	1,052	1,082	1,286	875	875	875	493	-	-
Waste mined	kt	30,318	4,002	4,434	7,051	8,188	5,655	936	31	20	-	-	-
Total mined	kt	38,687	4,885	5,383	8,103	9,270	6,941	1,811	906	895	493	-	-
Gold grade	g/t	1.55	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	1.18	-	-
Silver grade	g/t	81.8	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	79.8	-	-

Ore processed	kt	10,110	883	949	1,052	1,082	1,286	875	875	875	875	875	483
Gold grade	g/t	1.38	1.84	1.59	1.86	1.43	1.21	1.55	1.47	1.76	0.92	0.58	0.58
Silver Grade	g/t	72.0	44.2	46.0	90.7	88.8	93.7	99.3	106.2	81.4	55.7	24.6	24.6

Capital Costs

The remaining Life of Mine (LOM) sustaining capital cost for the Santa Elena open pit heap leach (Phase I) is US$5.1 million. As of the date of the Preliminary Assessment Report, SilverCrest has completed the construction of the plant and supporting infrastructure at a cost of US$19.7 million.

The LOM capital costs for the Expansion Project is US$110.4 million (Table 11). This does not include sunk capital.

Table 11 EXPANSION PROJECT CAPITAL EXPENDITURE
Cost Item	Initial	Sustaining	Total
	US$’000	US$’000	US$’000
Santa Elena open pit mining	-	-	-
Santa Elena open pit ore processing	-	-	-
Santa Elena open pit other	-	2,814	2,814
Santa Elena open pit contingency 5%	-	141	141
Santa Elena open pit subtotal	-	2,954	2,954

Santa Elena underground mining	4,115	14,450	18,566
Santa Elena underground ore processing	-	-	-
Santa Elena underground other	6,434	4,288	10,723
Santa Elena underground contingency 25%	2,583	4,685	7,267
Santa Elena underground subtotal	13,132	23,423	36,556

Santa Elena Mill	46,792	-	46,792
Santa Elena Tailings Containment	5,268	-	5,268
Santa Elena Mill Contingency 25%	13,015	-	13,015
Santa Elena Mill Subtotal	65,075	-	65,075

Cruz De Mayo open pit mining	317	-	317
Cruz De Mayo open pit ore processing	757	-	757
Cruz De Mayo open pit other	3,621	-	3,621
Cruz De Mayo contingency 25%	1,173	-	1,173
Cruz de Mayo open pit subtotal	5,867	-	5,867

Total	84,074	26,378	110,452

Operating Costs

The Santa Elena open pit heap leach unit operating costs are shown in Table 12. Operating costs are expected to be approximately US$24.70/t ore over the mine life based on actual costs incurred during 2010 production. The estimate includes a contingency of 5% except smelter costs.

Table 12 SANTA ELENA OPEN PIT LIFE OF MINE OPERATING COSTS
Item	Life of Mine	Unit Cost
	US$’000	US$/t ore
Mining	54,598.8	11.50
Crushing	11,031.1	2.31
Processing	22,824.8	4.77
G&A	18,224.5	3.81
Reclamation & Closure	2,880.0	0.6
Smelter	2,096.0	0.44
Subtotal	111,655.2	24.28
Contingency 5%	5,478.0	1.15
Total	117,133.2	24.67

LOM unit operating costs for the Santa Elena underground and Cruz de Mayo open pit are shown in Table 13. The estimate includes an overall contingency of 12.8%. The combined expansion project operating costs are expected to be US$43.45/t ore over the mine.

Table 13 EXPANSION PROJECT LIFE OF MINE OPERATING COSTS
Item	Life of Mine	Unit Cost
	US$’000	US$/t ore
Santa Elena open pit mining	55,276.3	11.56
Santa Elena open pit ore processing	107,659.4	22.52
Santa Elena open pit G&A	24,515.5	5.13
Santa Elena open pit smelter	3,809.1	0.80
Santa Elena open pit contingency 7.9%	14,888.9	3.11
Santa Elena open pit subtotal	206,149.2	43.13

Santa Elena underground mining	56,841.4	19.21
Santa Elena underground ore processing	61,559.0	20.80
Santa Elena underground G&A	5,960.6	2.01
Santa Elena underground smelter	3,094.9	1.05
Santa Elena underground contingency 19.6%	24,872.2	8.40
Santa Elena underground subtotal	152,328.1	51.47

Cruz De Mayo open pit mining	3,170.2	3.99
Cruz De Mayo open pit ore processing	5,276.3	6.64
Cruz De Mayo open pit G&A	1,601.1	2.01
Cruz De Mayo open pit smelter	338.0	0.43
Cruz De Mayo open pit contingency 19.3%	2,009.5	2.53
Cruz de Mayo open pit subtotal	12,395.2	15.59

Total	370,872.4	43.45

Financial Results

The financial analysis results for the Santa Elena open pit Phase I heap leach operation, shown in Table 14, indicate a pre-tax net present value at 5% of US$69.0 million. The following provides the basis of the estimate:

  Probable reserves (after 2010 production depletion) totalling 4.79 Mt at an average in-situ grade of 1.81 g/t gold and 75.9 g/t silver (containing 278,560 troy oz gold and 11.7 million troy oz silver) are included,
  A mine life of 65 months,
  An overall average metallurgical recovery rate of 62.9% gold and 41.2% silver,
  An operating cost of US$473/AuEq oz, and
  Sustaining capital of US$5.6 million.
Table 14 SANTA ELENA OPEN PIT PHASE I FINANCIAL MODEL RESULTS
Item	units	Value	per gold ounce	per silver ounce
			$/troy oz	$/troy oz
Production
Gold Sold	troy oz	175,100	-	-
Silver Sold	troy oz	4,748,900	-	-

Revenue
Gold Sales	US$’000	146,164.9	834.85	30.78
Silver Sales	US$’000	70,046.5	400.08	14.75
Gross Sales	US$’000	216,211.4	1,234.93	45.53

Operating Expenses
Mining	US$’000	54,598.8	311.85	11.50
Processing	US$’000	33,855.9	193.37	7.13
G&A	US$’000	21,104.6	120.54	4.44
Smelter	US$’000	2,096.0	11.97	0.44
Contingency	US$’000	5,478.0	31.29	1.15
Total Operating	US$’000	117,133.2	669.03	24.67

Operating Margin	US$’000	99,078.2	565.90	20.86
Capital Costs	US$’000	19,389.1	110.74	4.08
Cash Flow	US$’000	79,689.0	455.16	16.78
Before-tax NPV	5%	67,955.8	388.14	14.31

The financial analysis results for the Expansion Project, shown in Table 15, indicate a before-tax NPV5% of US$131.2 million at base case metal prices of US$1,000 per ounce gold and US$18 per ounce silver. Payback will be in 3 years in 2013. The preceding production schedule information provides the basis of the estimate. The long term metal prices used are US$1,000/oz gold and US$18/oz silver, excluding hedging. Including hedging, the average gold price is US$898.6/oz. NPV is before-tax, although overall taxes are estimated at 25.4%. This includes the Santa Elena open pit reserves.

Table 15 EXPANSION PROJECT FINANCIAL MODEL RESULTS
Item	units	Value	per gold ounce	per silver ounce
			$/troy oz	$/troy oz
Production
Gold Sold	troy oz	391,200	-	-
Silver Sold	troy oz	16,123,000	-	-

Revenue
Gold Sales	US$’000	356,924	912.4	22.1
Silver Sales	US$’000	290,222	741.9	18.0
Gross Sales	US$’000	647,146	1,654.3	40.1

Operating Expenses
Mining	US$’000	115,546	295.4	7.2
Processing	US$’000	171,286	437.8	10.6
G&A	US$’000	31,873	81.5	2.0
Smelter	US$’000	6,753	17.3	0.4
Contingency	US$’000	41,617	106.4	2.6
Total Operating	US$’000	367,075	938.3	22.8

Operating Margin	US$’000	280,072	715.9	17.4
Capital Costs	US$’000	110,452	282.3	6.9
NSR	US$’000	62	0.2	0.0
Cash Flow	US$’000	169,619	433.6	10.5
NPV	5%	131,259	335.5	8.1

Sensitivities
The three highest sensitivities to the Expansion Project were metal prices, gold grade/recovery and operating costs (Table 16). At current metal prices of US$1,450/oz gold and US$38/oz silver, the before-tax NPV5% is US$491 million.

Table 16 EXPANSION PROJECT SENSITIVITIES
Item	-15%	-10%	-5%	0%	5%	10%	15%
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Gold Price	57,587	68,509	79,431	90,354	101,276	112,199	123,121
Silver Price	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Price	29,561	49,825	70,090	90,354	110,618	130,883	151,147

Gold Grade	47,998	62,117	76,235	90,354	104,473	118,591	132,710
Silver Grade	62,328	71,670	81,012	90,354	99,696	109,038	118,380
Metal Grades	19,972	43,433	66,893	90,354	113,815	137,275	160,736

Gold Recovery	*	62,117	76,235	90,354	104,473	111,710	*
Silver Recovery	*	71,670	81,012	90,354	99,696	109,038	*
Metal Recoveries	*	43,433	66,893	90,354	113,815	130,394	*

Operating Costs	132,949	118,750	104,552	90,354	76,156	61,957	47,759
Capital Costs	104,249	99,617	94,986	90,354	85,722	81,090	76,459

Notes: * Sensitivities are not projected to beyond 10% for recovery items as a variation of this amount is unrealistic.

The Preliminary Assessment is conceptual in nature, as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the Preliminary Assessment will be realized.

Update to the Technical Summary of Preliminary Assessment Report

The above Technical Summary of the Santa Elena and Cruz de Mayo Projects was extracted from the Preliminary Assessment Report which is dated effective April 1, 2011. Subsequently, new facts and circumstances relating to the properties have arisen, which the reader should be aware of as follows:

  The Santa Elena Project is now comprised of seven mineral concessions with a total nominal area of approximately 2,726.54 hectares. The seventh mineral concession, Santa Elena 3 SW, was acquired by the Company through Nusantara, its wholly-owned subsidiary, in May 2011.

  With respect to exploration conducted on the Santa Elena property, a total of approximately 20,000 metres have been drilled in 124 holes with intersections in the Main Mineralized Zone.

  With respect to the El Gueriguito concession that comprises a part of the Cruz de Mayo Project, the US$65,000 that was payable under the option agreement by November 19, 2011 has been paid.

  By February 2012, the Company had completed a 58 core and RVC hole drilling program at the Cruz de Mayo Project. The results will be utilized to upgrade the current mineral resource estimate and to prepare a pre- feasibility study.

  The Expansion Project payback period using metal prices of US$1,000 per ounce of gold and US$18 per ounce of silver and including deliveries under the Hedging Facility and the Gold Purchase Agreement is estimated to be 3 years. This would be in 2016 assuming that commercial production in relation to the Expansion Project commences in 2013.

  In January 2012, the Company announced updated mineral reserves and resources for the Santa Elena Project as shown below. Mineral resources for the Cruz de Mayo Project remain unchanged. The Company’s combined probable and indicated mineral resources declined by 14.7% as a result of production at the Santa Elena Mine in 2010 and 2011. The updated mineral resources and reserves for the Santa Elena Project, together with the mineral resources for the Cruz de Mayo Project as at January 23, 2012 are as follows:
CATEGORY	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ	CONTAINED AG EQ. OZ
SANTA ELENA OPEN PIT RESERVES*
PROBABLE	3,459,200	1.96	87.3	217,800	9,713,600	21,694,900
SANTA ELENA UNDERGROUND RESOURCES**
INDICATED	991,100	1.83	109.1	58,330	3,476,960	6,685,110
INFERRED	1,879,000	1.53	86.9	92,470	5,250,190	10,336,040
CRUZ DE MAYO RESOURCES***
INDICATED	1,141,000	0.06	64.2	2,300	2,353,400	2,479,900
INFERRED	6,065,000	0.07	66.5	13,300	12,967,100	13,698,600
TOTALS
TOTAL PROBABLE	3,459,200	1.96	87.3	217,800	9,713,600	21,694,900
TOTAL INDICATED	2,132,100	0.88	85.1	60,630	5,830,360	9,165,010
TOTAL INFERRED	7,944,000	0.42	71.33	105,770	18,217,290	24,034,640

*based on $1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1. An estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 gpt Au and 46.51 gpt Ag and subtracted from Probable Reserves. All numbers are rounded. Excludes potential metal inventory for leach pad re- treatment during Expansion Project.
**based on $1,000/oz of gold and $18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1.
***based on a silver cut-off grade of 30 gpt, 100% metallurgical recovery is assumed. Ag:Au is 55:1.

For further information, see the Company’s news release dated January 23, 2012.

4.3.2	La Joya Property – Durango, Mexico

The following “Executive Summary” on the La Joya Property is extracted from a technical report (the “La Joya Report”) dated effective January 5, 2012 titled “Resource Estimate for the La Joya Property, Durango, Mexico, NI 43-101 Technical Report” prepared for the Company by P. James Barr, P.Geo. of EBA, Lara Reggin, P.Geo. of EBA and Ting Lu, M.Sc., P.Eng. of Wardrop. The La Joya Report is incorporated in its entirety into this Annual Information Form by reference. A copy of the La Joya Report was filed on February 21, 2012 and may be accessed on SEDAR (www.sedar.com). under the Company’s profile.

Executive Summary

Introduction

EBA Engineering Consultants Ltd. operating as EBA, A Tetra Tech Company (EBA), has prepared the La Joya Report for SilverCrest for the La Joya Property, located in south-eastern portion of the state of Durango, Mexico, bordering with the state of Zacatecas. SilverCrest de Mexico S.A. de C.V. (“SCdM”) is the holder of the rights to the La Joya Property and a legal operating entity of SilverCrest.

The La Joya Report has been prepared by EBA and is co-authored by James Barr, P.Geo, and Lara Reggin, P.Geo, both consultants with EBA, and Ting Lu, P.Eng, consultant of Wardrop, A Tetra Tech Company. Information contained in this report has been derived from work carried out by SilverCrest, historic documentation on the property, field observations and discussions with SilverCrest personnel.

The purpose of this report is to document the La Joya Property holdings and to support an initial estimate of mineral resources based on information available to EBA from the Phase 1 exploration campaign. This is a preliminary qualifying Technical Report which conforms to NI 43-101 and incorporates the Canadian Institute for Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM Definition Standards).

In summary, the silver, copper, gold and silver equivalent (AgEq*) Inferred Mineral Resources for La Joya is stated below in Table 1. This resource is for the Phase I drilling area.

Table 1: La Joya Deposit Inferred Mineral Resource

Category**	AgEQ Cut-off Grade (g/t)	Rounded Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Contained Ag Ounces	Contained Au Ounces	Contained Cu Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000
Inferred	100	6,312,000	99	0.21	0.85	20,117,000	43,500	117,846,000	37,070,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq using the metal price ratios described above.

Using a higher cut-off grade of 30 g/t AgEq reduces the Inferred Resource tonnage to an estimate of 35.5 million tonnes with increased grades of 39 g/t silver, 0.22 g/t gold, and 0.30% copper. Compared to the lower cut-off grade of 15 g/t AgEq, these resources contain approximately 44.3 million ounces of silver, 246,000 ounces of gold and 237.5 million pounds of copper or a total of 86.4 million ounces AgEq.

Property Description and Ownership

The La Joya Property is approximately 75 kilometres directly southeast of the state capital city of Durango, in the State of Durango, Mexico and approximately 9 kilometres east of the community of La Joya. The property can be accessed year round by road, commencing by a paved highway going east from city of Durango to the city of Vincente Guerrero, a distance of approximately 80 kilometres, then north along a paved secondary road to the community of La Joya a distance of approximately 10 kilometres, and then by a network of farming and agricultural access dirt roads that span approximately 10 kilometres east of the community of La Joya. There is currently no maintained infrastructure on the La Joya Property. Rail and power are both located in close proximity to the property.

The property consists of 14 mineral concessions with a total nominal area of 8,473.6 hectares. SCdM holds option agreements, established in November of 2010, with local mineral concession owners for 12 of the mineral concessions which entitle SilverCrest to 100% ownership based on staged payments over a 36 month period followed by a lump sum payment and allocation of NSR entitlements. SCdM is registered as the primary holder of the remaining 2 mineral concessions staked in 2011. All concessions have been surveyed on the ground by a registered land surveyor at the time of location. [Note: This paragraph has been corrected. See below, under “Notice to Reader Regarding the Summary of the La Joya Report]

On January 20, 2012, SCdM signed an agreement with the civil co-operative for the community of La Joya for a 1 year lease on surface rights for a maximum of 3,935 ha with respect to exploration and exploitation.

The La Joya deposit lies on the north western portion of Cerro Sacrificio, one of two prominent topographic features on the property. Cerro Sacrificio is the result of localized doming of sedimentary units from the emplacement of a mid-Tertiary granitic intrusion.

Geology and Mineralization

The La Joya Property is underlain by Cretaceous sediments along the western margin of the Mexican Mesa Central, at the transition from the Sierra Madre Occidental, along the broadly defined San Luis-Tepehuanes fault system. The fault system is commonly referred to as the Mexican Silver Belt based on the country scale distribution of silver producing mines juxtaposed along the trend. The sedimentary package at La Joya consists of the Cuesta del Cura Limestone comprised of limestone with minor chert and siltstone overlain by the younger Indidura Formation comprised of calcareous siltstone, mudstone and siliciclastics.

Multiple deformation events related to the Laramide orogeny during the late-Cretaceous to mid-Tertiary resulted in folding of the Cretaceous sediments along northeast-southwest directed axes which was followed by extensional basin and range style faulting generally oriented north-south throughout the mid to late Tertiary. The extension was accompanied by emplacement of intrusive stocks of various ages. These late Cretaceous and early to mid-Tertiary orogenic-related intrusions influenced both regional metamorphism as well as local metasomatic alteration within the Cretaceous sediments. The La Joya deposit is underlain by the Sacrificio quartz-feldspar phyric granite which is attributed to the mineralizing fluids responsible for skarn development and sulphide deposition within the limestone unit.

The La Joya deposit is a carbonate hosted copper skarn deposit with associated silver and gold mineralization, similar in style to the Fortitude-Copper Canyon deposit in Nevada, USA, and to the Sabinas/San Martin mines in Zacatecas, Mexico. Calcsilicate skarn mineralization is found on the property as andradite garnet, pyroxene, actinolite and wollastonite and is distributed amongst three styles of mineralization recognized to exist on the property. Ag-Cu-Au mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding. Ag-Cu-Au, Pb-Zn, and W mineralization is concentrated within structurally controlled stockwork and veining related skarn. Finally, W mineralization is found within late stage retrograde skarn development along the intrusive contact. Sulphide mineralization generally transitions from chalcopyrite-dominant in proximal skarn to bornite-dominant in distal skarn. Late sub-vertical laminated quartz-calcite veins bearing freibergite and arsenopyrite cross-cut pre-existing skarn mineralization and, although related to magmatic fluids, is not considered to be related to the skarn mineralizing events. Trace amounts of oxide from meteoric weathering processes are present within the structural corridors at depth.

Bedrock is exposed on Cerro Sacrificio with few locations exhibiting minor organics as an overburden layer. Formation of caliche is a common calcium leachate overlying calcareous sediments and as an encasing matrix to alluvium fill along the lower slopes of Cerro Sacrificio outwards within the valleys. Alluvial overburden ranges in depth from 3 to 25 metres as documented in historic drilling to the north of the hill.

Drilling and Exploration

Evidence of historic pit and small underground mining operations within Cerro Sacrificio is seen in numerous small adits and excavations along the hillside. Today, the adits remain open and are accessible for sampling and identifying structures related to mineralization on the property. Exploitation from these small historic operations is considered to be volumetrically insignificant in respect to the current resource estimate.

Recent activity began on the property in 1977 when Minas SanLuis (Luismin) entered into option agreements with local mineral concession holders and staked additional concessions. From 1977 to 1997, Luismin completed extensive drilling, mapping and geophysical surveying of the property. In total, 37 diamond and RC drill holes (9,767.34 metres) were completed across the property during this period targeting silver-copper-gold skarn and tungsten mineralization. Between 1998 and 2001, Boliden Limited entered into a joint venture agreement with Luismin and continued to drill 15 more diamond drill holes (4,095.41 metres) across the property targeting skarn and epithermal mineralization, with a grand total of 52 drill holes (13,863.87 metres) during Luismin’s tenure on the property. Luismin did not complete the terms of the option agreement and withdrew from their interest in 2001. Mineral concessions staked by Luismin that currently surround the SilverCrest concessions were maintained and are now held by Goldcorp Inc. through acquisition of the Luismin assets.

In 2006, Solid Resources Ltd. completed 4 diamond drill holes (1,856.34 metres) to test for deep seated copper-molybdenum porphyry style mineralization in the center of the Sacrificio intrusion. Solid Resources did not consider the results to indicate significant evidence for a porphyry style deposit at that time.

SilverCrest commenced exploration on the property in June of 2010 at which time property scale mapping and chip sampling established targets for the Phase 1 drilling campaign. A total of 27 diamond drill holes (totalling 5,753.7 metres) were completed during the campaign between October, 2010, and July, 2011. The drill holes have been logged and entirely sampled during the Phase 1 campaign totalling 2,303 core samples.

Independent validation of the SilverCrest and historic sampling was completed by EBA QP, James Barr, over 3 site visits between November 2010 and October 2011. Eight historic drill holes (2,574.35 metres) were validated in addition to the 27 SilverCrest holes (5,753.7 metres) and 177 SilverCrest surface samples, totalling 3,764 validated assay samples, for inclusion into the current mineral resource estimate.

Initial metallurgical test work on three mineralized core samples suggests that the La Joya deposit may be amenable to conventional flotation processes for copper concentrating with gold and silver components. Further metallurgical test work is required to fully confirm flotation amenability and determine metal recoveries. The nearby Sabinas Mine (Peñoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tonnes/day and shipping flotation concentrate overseas.

Mineral Resource Estimation

A preliminary Mineral Resource estimate for the La Joya deposit has been prepared by EBA in compliance with NI 43-101 and has incorporated terms as defined by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.

The estimate is based on verified sampling from 27 recent SilverCrest drill holes and 8 validated historic Luismin holes (totalling 8,328.25 metres) and 177 surface chip samples, for a grand total of 3,764 assayed samples, collected between 1998 and 2011. The analytical data was used as the basis for geological interpretation and for the construction of mineralized solids created as triangulations using Gemcom GEMS software (GEMS). The analytical data was interpolated into a percent block model using the inverse distance squared (ID2) interpolation method and was constrained by 24 mineralized solids segmented into 3 sets determined by mineralization style.

The La Joya deposit is considered to be a polymetallic Ag-Cu-Au-Pb-Zn-W-Mo deposit with metal distributions for Pb-Zn and W as part of or immediately adjacent to the Ag-Cu-Au resources. Ag-Cu-Au data is reported as a silver equivalent value (AgEQ) which is based on per tonne value of the metals using 5 year historical price trends summarized in Table 2. AgEQ is calculated as Ag(g/t)+50*Au(g/t)+86*Cu(%). Three individual mineral resource estimates are presented below for Ag-Cu-Au concentrations, Pb-Zn concentrations and W concentrations, respectively. Molybdenum concentrations have not been considered as part of this initial calculation.

Table 2: 5-year metal price trends and AgEQ calculation for silver, copper and gold

Metal	5-year Trend Metal Price	Price/tonne ratio to Ag
Ag	$24/oz (troy)	1:1
Cu	$3/lb ($6,615/t)	86:1
Au	$1,200/oz(troy)	50:1

AgEQ	=Ag(g/t) + 86*Cu% + 50*Au(g/t)

Analytical data from drilling and surface chip sampling on the property that was considered valid for resource estimation was composited to 1 metre lengths before the interpretation and construction of the mineralized wireframes. These composites were used as the explicit analytical data for the resource estimate. A value of 15g/t AgEQ was used as an initial grade threshold for cross-sectional interpretation of mineralized wireframes defining continuous mineralization on the property. Three sets of mineralized solids were constructed using GEMS from these wireframes representing manto, structurally controlled stockwork and veining, or contact skarn styles of mineralization. Twenty-four mineralized solids were used to reduce the 1 metre composite data set and to constrain interpolation within the block model. Block model interpolation methods were designed to control grade distribution within each mineralization style.

Anomalous high grade values from the 1 metre composite data set were capped at 400g/t silver, 4g/t Au and 6% copper based on visual inspection of histogram and log-histogram population distribution.

A representative value for specific gravity was determined to be 3.0 based on laboratory analysis of 98 drill core samples. This value was applied to all materials found within the bounds of the block model.

All mineral resource estimates in the La Joya Report have been classified as Inferred based on the CIM Definition Standards for Mineral Resources and Mineral Reserves. Analytical data available from exploration on the property to date is sufficient to allow a reasonable geological interpretation and assumption of grade continuity, however, the geological understanding of the property is considered to be in early stages for the project.

The resource estimate for silver, copper, gold and silver equivalent concentrations has been reported based on a silver equivalent cut-off value as summarized in (Table 2). A value of 15g/t AgEQ was used as a minimum grade cut-off for reporting purposes. The Inferred Mineral Resource estimate for silver, copper and gold is shown in Table 3.

Table 3: Inferred Ag-Cu-Au Resource Estimation for the La Joya Deposit, Effective Date Jan. 5th, 2012

Category**	AgEQ Cut-off Grade (g/t)	Rounded Tonnes	SG	Ag (g/t)	Au (g/t)	Cu (%)	Contained Ag Ounces	Contained Au Ounces	Contained Cu Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	3	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq using the metal price ratios described above.

Lead and zinc mineralization is recognized as being concentrated within the structural corridors and is currently thought to be mineralogically independent of the Ag-Cu-Au concentrations. A Mineral Resource estimate for lead and zinc has been calculated as basis for future resource estimation on the property and is reported using a 0.75% Pb+Zn cut-off. The value per tonne method was not used to calculate and equivalent for these metals as the long term metal price trends indicates near 1:1 relationship. The Inferred Mineral Resource estimate for lead and zinc is shown in Table 4.

Table 4: Inferred Zn-Pb Resource Estimation for the La Joya Deposit, Effective Date Jan. 5th, 2012

Category*	Pb+Zn Cut-off Grade (%)	Rounded Tonnes	Zn (%)	Pb (%)	Pb+Zn (%)
Inferred	0.75	914,000	1.01	0.40	1.42

*Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

Tungsten mineralization is recognized to be locally concentrated on the property as indicated in non-validated historic drilling and from verified recent SilverCrest drilling. Future exploration efforts by SilverCrest will endeavour to quantify tungsten concentrations on the property. An Inferred Mineral Resource estimate for tungsten has been estimated based on recent verified SCdM and validated historic drilling as basis for future resource estimation on the property and is reported using a 0.05% tungsten trioxide (WO3) cut off as shown in Table 5.

Table 5:  Inferred WO3 Resource Estimation for the La Joya Deposit, Effective Date Jan. 5th, 2012

Category*	WO3 Cut-off (%)	Rounded Tonnes	WO3 (%)
Inferred	0.05	5,308,000	0.064

*Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

Recommendations

Exploration potential on the La Joya Property is considered excellent based on previous and current work. The defined area of alteration with subsequent potential mineralization is estimated at 2.5 kilometres by 2.5 kilometres. This area encompasses 4 defined targets for further exploration (geochemical contents shown are based on current potential value per tonne);

1.La Joya Main Mineralized Trend with Ag-Cu-Au-W-Zn-Pb-Mo mineralization,

2. Coloradito with Mo-W-Ag-Au-Cu mineralization,

3. Santa Nino with Cu-Ag-Au-W-Mo mineralization, and

4. Esperanza Ag-Cu-Au-W-Zn-Pb, Mo mineralization.

Further work on the property is recommended based on observations from Phase 1 field investigations and the results of the Inferred Mineral Resource estimates discussed in this report. A second phase of exploration and delineation program has been recommended to SilverCrest for the La Joya Property. The Phase 2 program is underway on the property at the time of the La Joya Report.

The recommended Phase 2 program aims to define the total extent of mineralization on the property and to increase overall confidence in the established deposit. Estimated costs for this recommended program totals $3,120,000 and is outlined in Table 6.

Table 6: Recommended Phase 2 work and estimated costs for the La Joya property

Phase 2 Work Type	Description	Units	Cost/Unit ($CAN)	Cost ($CAN)
Geological Mapping	Historical pits, adits, workings, and regional mapping to south of Cerro Sacrificio	30 days	$1,000/day	$30,000
Data Re-interpretation	Data re-interpretation and target generation from recently acquired regional airborne Geophysics	30 days	$1,500/day	$45,000
Infill Drilling	Drilling within currently defined block model to increase confidence in mineral and grade distribution	10,000 metres	$200/metre	$2,000,000
Expansion Drilling	Drilling beyond the limit of the currently defined block model to test for potential deposit expansion along established mineral trends	5,000 metres	$200/metre	$1,000,000
Metallurgical Testwork	Conduct further metallurgical testwork to quantify mineral speciation and metal recoveries	30 days	$1,500/day	$45,000
			TOTAL	$3,120,000

Notice to Reader Regarding the Summary of the La Joya Report

The description of the La Joya Property is revised as follows:

  the La Joya Property is comprised of 14 mineral concessions with a total area of approximately 8,379.6 hectares.

  SCdM holds two option agreements made effective June and November 2010, respectively, with local mineral concession owners for 10 of the 14 mineral concessions.

  The remaining 4 mineral concessions were staked by SCdM between April and November, 2011.
4.3.3	Silver Angel Project - Sonora, Mexico

The Silver Angel Project is comprised of 2 mineral contiguous concessions located in the state of Sonora in northern Mexico approximately 180 kilometres north east of Hermosillo, Mexico. The concessions were granted by the Director General of Mines of Mexico between 2004-2005. The Company has carried out landsat surveys, regional exploration and two series of drilling on two separate targets identified by the exploration work. There is no record of metallurgical work being carried out any where in the concession area, and there are no stated resources for the concession area. The Company has only a limited number of reports documenting the historical work carried out in the area which appears to have been limited to general exploration and minor development of the several high grade deposits that have been identified.

The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

4.3.4	El Zapote Project

The El Zapote Project is comprised of two contiguous mineral concessions known as the El Caliche and San Juan Exploration Concessions located in the Department of Santa Ana in northern El Salvador, Central America. In 2006, three silver-zinc deposits, Cerro Colorado III, San Casimiro and Tajado, were identified in the project area. These three deposits were the most advanced of several known deposits on the El Zapote Project.

In April 2004, the Company completed a resource estimation for the El Zapote Project, which was updated in September 2005 to include resources developed as a result of additional exploration work. In 2005, SRK Consulting (Canada) Inc. (“SRK”) was retained to complete a feasibility study on the El Zapote Project to establish mineable reserves, optimize process design, verify capital and operating costs and evaluate the economic viability of the project. SRK’s work was completed to a pre-feasibility stage by January 2006. Thereafter, further feasibility work was completed by the Company and its consultants and focused on continued environmental baseline work, detailed surveying, metallurgical test work and collection of data to support the evaluation of the economic viability of the project. The Feasibility Study continued in 2007. In 2008, a revised technical study and environmental impact study were prepared for submission in 2008 to the El Salvador Department of Mines as part of the application for an exploitation concession.

The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

5.	DIVIDENDS

5.1	Dividends

The Company does not currently have any dividend policy. Since incorporation, the Company has not paid any dividends on its common shares and does not anticipate paying any dividends in the near future.

6.	CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 89,736,379 common shares issued and outstanding and no preferred shares issued and outstanding. As of the date of this Annual Information Form, the Company also had incentive stock options outstanding for the purchase of an aggregate of 6,265,000 common shares of the company, and common share purchase warrants outstanding for the purchase of an aggregate of 3,010,300 common shares of the Company.

Common Shares

Each common share ranks equally with all other common shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of common shares have no pre emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

The preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of common shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

Shareholders Rights Plan

At the Company’s Annual General Meeting held on June 26, 2008, shareholders approved the implementation of a Shareholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by statute, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

Under the Rights Plan, a bidder making a Permitted Bid (as defined in the Rights Plan) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's common shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms to allow other shareholders to deposit to the bid. The Rights Plan will encourage an offer or to proceed by way of Permitted Bid or to approach the board of directors with a view to negotiation by creating the potential for substantial dilution of the offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the rights under the Rights Plan is not dilutive until the rights separate from the underlying common shares and become exercisable.

The Rights Plan was re-confirmed by the shareholders of the Company at the Company’s last Annual General Meeting on June 15, 2011.The Rights Plan has a term of three years and will expire at the close of the annual meeting of shareholders after the third anniversary of the confirmation of the Rights Plan, unless extended upon reconfirmation by the shareholders.

7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The common shares of the Company are listed for trading on the TSX-V under the symbol “SVL” and are also traded through the Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “CW5” and the OTCQX International under the symbol “STVZF”. The monthly high and low closing prices and trading volumes for the Company’s common shares on the TSX-V since January 2011 are as set out below:

Year	Month	High ($)	Low ($)	Volume
2011	January	$1.94	$1.51	3,784,366
	February	$1.98	$1.71	4,433,902
	March	$2.10	$1.43	5,159,988
	April	$1.88	$1.57	7,990,432
	May	$1.60	$1.25	3,862,073
	June	$1.40	$1.10	4,390,854
	July	$1.83	$1.33	7,492,176
	August	$1.77	$1.36	3,755,881
	September	$1.86	$1.23	5,658,719
	October	$1.71	$1.07	2,858,118
	November	$2.26	$1.50	11,715,721
	December	$2.26	$1.70	5,310,852
2012	January	$2.55	$1.93	7,228,387
	February	$3.17	$2.40	9,514,195
	March	$3.00	$2.26	6,363,296
	April (up to April 24)	$2.50	$1.93	3,507,883

8.	ESCROWED SECURITIES

8.1	Escrowed Securities

There are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9.	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

As at the date of this Annual Information Form, the following information with respect to each director and executive officer of the Company sets out that individual’s name, province (or state) and country of residence, the positions and offices in the Company presently held by that individual, the period during which such individual has served as a director or executive officer of the Company and that individual’s principal occupation(s) during the past five years:

Name, Province (or State) and		Date of Appointment	Principal Occupation Within
Country of Residence	Office	as Director	the Five Preceding Years
J. Scott Drever British Columbia, Canada	Chairman, President and Director	Director since November 5, 2002

Chairman (since May 2008) and President of the Company (since May 2003); Chairman (since May 2008) and President (since August 2005) of Goldsource Mines Inc., a mineral exploration company; President of Nemesis Enterprises Ltd., a management consulting company, since 1995

Ross O. Glanville(1)(2) British Columbia, Canada	Director	Director since June 15, 2011	President of Ross Glanville & Associates Ltd., a mining consulting firm, since October 1990; Chairman of Clifton Star Resources, a mineral exploration company, since January 2010

Barney Magnusson British Columbia, Canada	Chief Financial Officer and Director	Director since May 23, 2003

Chief Financial Officer of the Company since May 2003; Chief Financial Officer of Goldsource Mines Inc., a mineral exploration company, since June 2010; President of Adapa Management Ltd., a private management and investment company, since 1985

George W. Sanders(1)(2) British Columbia, Canada	Director	Director since June 28, 2006	President of Goldcliff Resource Corporation, a mineral exploration company, since March 2007 (Director since May 2002)

Graham C. Thody(1)(2) British Columbia, Canada	Director	Director since May 23, 2003	President and CEO of UEX Corporation since November 2009; Director of several publicly listed mineral exploration companies; Partner of Nemeth Thody Anderson, Chartered Accountants until June 2007

Nathan Eric Fier British Columbia, Canada	Chief Operating Officer	n/a	Chief Operating Officer of the Company since May 2003; Chief Operating Officer of Goldsource Mines Inc. since June 2010; President of Maverick Mining Consultants Inc.

Brent McFarlane Arizona, U.S.A.	Vice-President, Operations	n/a

Vice-President, Operations of the Company since February 2011; Self-employed mining consultant from May 2007 to February 2011; Country Manager (Mexico) of Minefinders Corporation Ltd., a mineral exploration company, from November 2005 to May 2007

Bernard Poznanski British Columbia, Canada	Corporate Secretary	n/a	Partner of Koffman Kalef LLP, a law firm, since 1993

Name, Province (or State) and		Date of Appointment	Principal Occupation Within
Country of Residence	Office	as Director	the Five Preceding Years
Gerald (Jed) Thomas Montana, U.S.A.	Vice-President, Exploration	n/a	Vice-President, Exploration of the Company since November 2011; Vice President, Development for Sage Resources LLC a private mineral exploration company Since 2003
____________________
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.

Each director will serve as a director until the next annual general meeting of the Company or until his successor is elected or appointed.

As at December 31, 2011, the directors and executive officers of the Company in the aggregate beneficially owned, directly or indirectly, or exercised control or direction over approximately 5,142,980 common shares or 5.9% of the then issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

The current directors and executive officers of the Company (with the exception of Ross O. Glanville, Brent McFarlane and Gerald Thomas) were directors and/or executive officers of the Company in December 2010 when the Company received notification of administrative proceedings from the United States Securities and Exchange Commission (“SEC”). For further details, see “Regulatory Actions”.

Ross O. Glanville, a director of the Company, is also a director and Chairman of Clifton Star Resources Inc. (“Clifton”), when the British Columbia Securities Commission (“BCSC”) issued a cease trade order on July 22, 2011 in connection with the failure to file technical reports and material change reports in the required forms disclosing of Clifton’s mineral resource estimates on its material properties. The cease trade order was revoked on March 5, 2012 after the relevant documents were filed.

J. Scott Drever, a director, Chairman and President of the Company, was a director of Energem Resources Inc. ("Energem") when the Ontario Securities Commission (the “OSC”) issued a temporary management cease trade order on February 25, 2002 (which was extended on May 9, 2002) (the “OSC Management CTO”) in connection with the late filing of Energem's 2001 annual financial statements. The OSC Management CTO expired on June 10, 2002 after the relevant documents were filed. Mr. Drever ceased to be a director of Energem on May 26, 2004.

Bernard Poznanski, the Corporate Secretary of the Company, was a director of Energem when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)            On March 7, 2006, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed;

(b)            On April 20, 2005, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed; and

(c)            On February 25, 2002, the OSC issued the OSC Management CTO, as described above

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

9.3	Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

10.	AUDIT COMMITTEE DISCLOSURE

Audit Committee

Pursuant to National Instrument 52-110—“Audit Committees” (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the audit committee of the Company (the “Audit Committee”) is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ross O. Glanville	Yes	Yes
George W. Sanders	Yes	Yes

Relevant Education and Experience

Graham C. Thody — Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver BC from 1979 to 2007. His practice focused on audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He is currently a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Ross O. Glanville — Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville is a Certified General Accountant and Professional Engineer with a Masters Degree in Business Administration. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange, and has served on the Boards of Directors of four companies with producing mines.

George W. Sanders — Mr. Sanders is a mining entrepreneur with over 25 years in mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., a Director of biOasis Technologies Inc., a Director of Fission Energy Corp. and a Director and President of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He provides the Company with a solid base in corporate finance and investor relations.

Reliance on Certain Exemptions

At no time since January 1, 2011 has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since January 1, 2011 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of the Company.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns, including the corporate tax returns of the Company's Mexican subsidiaries, at a rate which together with the auditor's review of the Company's interim financial statements, are approved at US$15,000 per interim period.

External Auditor Service Fees (By Category)

Davidson & Company, Chartered Accountants, is the auditor of the Company. The aggregate fees billed by Davidson & Company, Chartered Accountants, in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2011	$125,000	$65,000	$6,500	$24,500
December 31, 2010	$120,000	Nil	$6,000	Nil
____________________
(1)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”. During the financial year ended December 31, 2011, the nature of the services comprising the fees disclosed under this category include audit of Form 40-F for years ended December 31, 2008, 2009 and 2010, audit and review of opening statement of financial position and first quarter of 2011 under IFRS.

(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. During the financial years ended December 31, 2011, and December 31, 2010 the nature of the services comprising the fees disclosed under this category include the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Silver Inc., together with related schedules.

(3)

Pertains to products and services other than services reported under the other categories. During the financial year ended December 31, 2011, the nature of the services comprising the fees disclosed under this category include review of the Company’s short form prospectus dated May 11, 2011 and annual information forms.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 that exempts “venture issuers” from the requirements of Part 5 (Reporting Obligations) of NI 52-110.

11.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1	Legal Proceedings

The Company is not a party to any material legal proceedings and is not aware of any other such proceedings known or contemplated.

11.2	Regulatory Actions

Except as disclosed below, during the financial year ended December 31, 2011:

(a) no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b)

no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company’s securities; and

(c) no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

In December 2010, the Company received notification of administrative proceedings from the SEC. This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to the Company which was under different management until the Company assumed control in 2003. The order alleged that Strathclair (now the Company) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, the Company entered into a consent order with the SEC dated January 10, 2011 through which the Company agreed to the revocation of the registration of its common shares under the Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of the Company. On May 31, 2011, the Company filed a registration statement on Form 40F for the purpose of registering its common shares under the Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker dealers in the United States were able to effect transactions in common shares of the Company in the United States.

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the person or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would reasonably be expected to materially affect the Company or any of its subsidiaries since January 1, 2009.

13.	TRANSFER AGENT AND REGISTRARS

13.1	Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia) is the transfer agent and registrar for the common shares of the Company.

14.	MATERIAL CONTRACTS

14.1	Material Contracts

Other than the following contracts, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2011 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company:

(a)

Underwriting agreement dated May 3, 2011 among the Company, Canaccord Genuity Corp. and Jennings Capital Inc. in connection with the 2011 Public Offering. For further details, see “General Development of the Business – Most Recent Three-Year Operational History - Financing”;

(b)

Gold purchase agreement dated as of May 14, 2009 among Nusantara, Sandstorm, Sandstorm Barbados and the Company. For further details, see “General Development of the Business – Most Recent Three-Year Operational History - Financing”; and

(c)

Project Loan Agreement dated for reference November 24, 2009, as amended, among the Company, Nusantara, NorCrest Silver Inc. and Macquarie providing for the Project Loan facility. For further details, see “General Development of the Business – Most Recent Three-Year Operational History - Financing”

15.	INTERESTS OF EXPERTS

15.1	Names of Experts

Davidson & Company LLP is the Company’s auditor and such firm has prepared an opinion with respect to the Company’s financial statements as at and for the financial year ended December 31, 2011, which were filed with the Canadian securities regulators on SEDAR.

John Chow, M.AusIMM formerly of EBA, P. James Barr, P.Geo. of EBA, Geoff Allard, P.E. of Allard Engineering and C. Stewart Wallis, P.Geo., have prepared the Preliminary Assessment Report in respect of the Santa Elena and Cruz de Mayo Projects. See “Description of the Business – Mineral Projects – Santa Elena and Cruz de Mayo Projects – Sonora, Mexico”.

P. James Barr, P.Geo. of EBA, Lara Reggin, P.Geo. of EBA and Ting Lu, M.Sc., P.Eng. of Wardrop have prepared the La Joya Report in respect of the La Joya Property. See “Description of the Business – Mineral Projects – La Joya Property – Durango, Mexico”.

15.2	Interests of Experts

To the best of the Company’s knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by each expert named in Item 15.1 when the particular expert’s report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

16.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management proxy information circular dated May 13, 2011, in respect of the Company’s annual general meeting of shareholders held on June 15, 2011.

Additional information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011.

APPENDIX A

SILVERCREST MINES INC.
(the “Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

  review and appraise the performance of the Company’s external auditor; and

  provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors (as defined by Rule 803A of the NYSE Amex LLC Company Guide and as “independence” is described in National Instrument 52-110 – Audit Committees, or any successor instrument thereto) and shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements, except as permitted by applicable securities regulatory guidelines (including applicable exemptions while the Company is a “venture issuer” within the meaning of applicable securities legislation). If any of the Company’s securities are listed on the NYSE Amex Equities or the NYSE, at least one member of the Committee shall be considered “financially sophisticated” within the meaning of Rule 803B of the NYSE Amex LLC Company Guide. The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

	(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

	(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

	(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

	(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

	(b)	obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

	(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

	(d)	take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(e)	select and, where applicable, replace the external auditor to be nominated annually for shareholder approval;

	(f)	determine the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

	(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

	(i)	review with the external auditor the audit plan for the year-end financial statements; and

(j)

deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

	(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

	(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

	(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

	(i)	review certification process;

	(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

	(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)

carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4.	Other

	(a)	review any material related party transactions;

	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)

set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(d)

be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors’ employment by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.